FILED PURSUANT TO RULE 424(B)(3)

FILE NUMBER 333-248927

GLOBAL BLUE GROUP HOLDING AG

SUPPLEMENT NO. 1 TO

PROSPECTUS DATED OCTOBER 13, 2020

THE DATE OF THIS SUPPLEMENT IS DECEMBER 15, 2020

ON DECEMBER 15, 2020, GLOBAL BLUE GROUP HOLDING AG FILED THE

ATTACHED REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K

The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 15, 2020

Commission File Number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of Registrant’s name into English)

Zürichstrasse 38

8306 Brüttisellen

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

1.	Unaudited Condensed Consolidated Interim Financial Statements – September 2020	3

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	36

Global Blue Group Holding AG

Unaudited Condensed Consolidated

Interim Financial Statements

September 2020

Zürichstrasse 38.

CH-8306 Brüttisellen, Switzerland

CHE-218.820.653

GENERAL INFORMATION

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

N1.	Corporate information

N2.	General information about the business

N3.	Basis of preparation and significant accounting policies

N4.	Significant changes in current reporting period

N5.	Segment information

N6.	Profit and loss information

N7.	Earnings per share

N8.	Property, plant and equipment

N9.	Intangible assets

N10.	Loans and borrowings

N11.	Share-based Payment and Non-Convertible Equity Certificates

N12.	Provisions for other liabilities and charges

N13.	Related party transactions

N14.	Shareholders of Global Blue Group Holding AG

N15.	Leases

N16.	Interest in associates and joint venture

N17.	Fair value of the Financial assets and liabilities not measured at fair value

N18.	Issued capital and reserves

N19.	COVID-19 Considerations

N20.	Events after the reporting period

GENERAL INFORMATION

Board of Directors

Thomas Farley

Christian Lucas

Jacques Stern

Marcel Erni

Joseph Osnoss

Eric Meurice

Eric Strutz

Angel Zhao

Registered office
Zürichstrasse 38, 8306 Brüttisellen, Switzerland

Auditors
PricewaterhouseCoopers SA (CHE-390.062.005), Genève

Owners
The shareholders of Global Blue Group Holding AG - Group are outlined in Note 14

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(€ thousands)	Notes	Half year 2020/21	Half year 2019/20
Total revenue	5	20,026	227,700

Operating expenses	6	(353,978)	(190,548)

Operating (Loss) / Profit		(333,952)	37,152
Finance income	6	2,013	2,641
Finance costs	6	(13,786)	(18,830)

Net finance costs	6	(11,773)	(16,189)

(Loss) / Profit before tax		(345,725)	20,963
Income tax benefit / (expense)	6	16,492	(8,952)

(Loss) / Profit for the year		(329,233)	12,011

(Loss) / Profit attributable to:
Owners of the parent		(328,157)	8,242
Non-controlling interests		(1,076)	3,769

(Loss) / Profit for the year		(329,233)	12,011

Basic (loss) / profit per share	7	(1.71)	0.21

Diluted (loss) / profit per share	7	(1.71)	0.21

The notes on pages 11 to 35 are an integral part of these consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(€ thousands)	Half year 2020/21	Half year 2019/20
(Loss) / Profit for the period	(329,233)	12,011

Other comprehensive income / (loss)
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent periods:
Currency translation differences	506	(1,854)

	506	(1,854)

Other comprehensive income / (loss) for the period, net of tax	506	(1,854)

Total comprehensive (loss) / income for the period	(328,727)	10,157

Attributable to:
Owners of the parent	(327,213)	6,076
Non-controlling interest	(1,514)	4,081

Total comprehensive (loss) / income for the period	(328,727)	10,157

The notes on pages 11 to 35 are an integral part of these consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(€ thousands)	Notes	30 Sep 2020	31 Mar 2020
ASSETS
Non-current assets
Property, plant and equipment	8,15	43,533	51,355
Intangible assets	9	594,932	631,002
Deferred income tax asset		21,342	12,349
Investments in associates and joint ventures	16	2,895	2,895
Other non-current receivables		12,527	15,170

		675,229	712,771

Current assets
Trade receivables	19	47,166	141,306
Other current receivables		30,881	33,760
Derivative financial instruments		375	742
Income tax receivables		1,153	1,573
Prepaid expenses		6,733	7,919
Cash and cash equivalents		249,854	226,139

		336,162	411,439

Total assets		1,011,391	1,124,210

EQUITY AND LIABILITIES

Equity attributable to owners of the parent
Shares	15, 18	1,734	341
Share premium	18	1,573,794	391,856
Other equity		(10,058)	—
Other reserves	18	(964,232)	(11,881)
Accumulated losses		(646,387)	(317,195)

		(45,150)	63,121

Non-controlling interests		6,251	8,376

Total equity		(38,900)	71,497

Liabilities

Non-current liabilities
Non convertible equity certificates	11	—	4,891
Loans and borrowings	10	621,749	624,595
Other long term liabilities		25,218	29,753
Deferred income tax liabilities		25,860	34,564
Post-employment benefits		8,021	7,962
Provisions for other liabilities and charges	12	2,239	2,235

		683,087	704,000

Current liabilities
Trade payables	19	169,121	237,319
Other current liabilities		35,965	45,236
Accrued liabilities		36,944	41,833
Current income tax liabilities		26,106	23,244
Loans and borrowings	10	99,068	1,081

		367,204	348,713

Total liabilities		1,050,291	1,052,713

Total equity and liabilities		1,011,391	1,124,210

The notes on pages 11 to 35 are an integral part of these consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(€ thousands)	Notes	Half year 2020/21	Half year 2019/20
(Loss) / Profit before tax		(345,725)	20,963
Depreciation and amortisation		58,418	54,921
Net financial costs	6	11,774	16,189
Other non cash items		1,877	4,477
Capital reorganization non-cash items	6	199,508	—
Capital reorganisation cash items		10,448	—
Net deductible financial income/(costs)		442	(2,870)
Income tax received /(paid)		127	(14,695)
Interest paid		(9,641)	(12,117)
Changes in working capital		25,444	(64,155)

= Net cash from / (used in) operating activities (A)		(47,329)	2,713

Purchase of tangible assets		(1,067)	(2,001)
Purchase of intangible assets	9	(9,979)	(12,439)
Acquisition of non-current financial assets		(67)	(4,204)
Divestiture of non-current financial assets		2,147	81

= Net cash from / (used in) investing activities (B)		(8,966)	(18,563)

Acquisition of shares and NC-PECs issued by subsidiaries		—	(669)
Proceeds from loans and borrowings	11	630,000	—
Repayment of loans and borrowings	11	(630,000)	—
Financing fee		(8,417)	—
Principal elements of lease payments	15	(7,342)	(8,059)
Proceeds from revolving credit facilities		177,991	—
Repayment of revolving credit facilities		(78,996)	—
Dividends paid to non-controlling interests		—	(4,798)

= Net cash from / (used in) in financing activities (C)		83,236	(13,526)

Net foreign exchange difference (D)		(2,299)	(1,233)

=Net increased / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		24,642	(30,609)

Cash and cash equivalents at beginning of period		226,139	104,072
Cash and cash equivalents at end of period		249,854	75,108
Net change in bank overdraft facilities		(927)	1,645

= NET CHANGE IN CASH AND CASH EQUIVALENTS		24,642	(30,609)

The notes on pages 11 to 35 are an integral part of these consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(€ thousands)	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled shared based payment	Warrants	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as at 1 April 2020	341	—	391,856	—	—	—	—	—	9,914	(19,469)	(2,326)	(317,195)	63,121	8,376	71,497
					—	—	—	—
Loss for the period	—	—	—	—	—	—	—	—	—	—	—	(328,157)	(328,157)	(1,076)	(329,232)
		—			—	—
Other comprehensive income / (loss)	—	—	—	—	—	—	—	—	—	943	—	—	943	(438)	506
					—	—

Total comprehensive income / (loss)	—	—	—	—	—	—	—	—	—	943	—	(328,157)	(327,213)	(1,514)	(328,727)

Issuance of share capital Global Blue Group Holding A.G.	1,302	184	1,181,450	166,969	—	—	—	—	(1,495,526)	—	—	—	(145,621)	—	(145,621)
Acquisition of treasury shares	—	—	—	—	(8,812)	(1,246)	—	—	10,058	—	—	—	—	—	—
Reclassification adjustment from Global Blue Group A.G. to Global Blue Group Holding A.G.	(41)	(6)	(37,508)	(5,301)	—	—	—	—	42,856	—	—	—	0	—	0
Exchange of Global Blue management loan notes into shares	(299)	(42)	(343,335)	(48,522)	—	—	—	—	464,163	—	—	—	71,965	—	71,965

Effects of the capital reorganisation	962	136	800,606	113,147	(8,812)	(1,246)	—	—	(978,448)	—	—	—	(73,656)	—	(73,656)

Issuance of share capital as consideration for the merger with FPAC	259	37	234,976	33,209	—	—	—	—	—	—	—	—	268,480	—	268,480
Conversion of shares into equity settled plan	—	—	—	—	—	—	42,632	—	—	—	—	—	42,632	—	42,632
Issuance costs	—	—	—	—	—	—	—	20,196	115,113	—	—	—	135,309	—	135,309
Shares bought back by Global Blue Group A.G.	—	—	—	—	—	—	—	—	(152,787)	—	—	—	(152,787)	—	(152,787)

Total contribution by and distribution to owners of the parent, recognised directly in Equity	259	37	234,976	33,209	—	—	42,632	20,196	(37,674)	—	—	—	293,634	—	293,634

Decrease of NCI in GB Investment & Co SCA	—	—	—	—	—	—	—	—	—	—	—	621	621	(621)	—
Acquisition of NCI in GB Holding Limited	—	—	—	—	—	—	—	—	—	—	—	—	—	15	15
Other transactions	—	—	—	—	—	—	—	—	—	—	—	(1,658)	(1,658)	(5)	(1,663)

Total transactions with owners of the parent, recognised directly in equity	—	—	—	—	—	—	—	—	—	—	—	(1,037)	(1,037)	(611)	(1,648)

Balance as at 30 September 2020	1,562	172	1,427,439	146,355	(8,812)	(1,246)	42,632	20,196	(1,006,208)	(18,526)	(2,326)	(646,388)	(45,150)	6,251	(38,900)

As at 30 September 2020 the share capital comprises of 191,542,785 shares with a nominal value of EUR0.0093 each.

(€ thousands)	Issued capital	Share premium	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as at 1 April 2019	341	391,856	9,890	(10,572)	(519)	(312,455)	78,541	8,426	86,967
Profit for the period	—	—	—	—	—	8,242	8,242	3,769	12,011
Other comprehensive income / (loss)	—	—	—	(2,166)	—	—	(2,166)	312	(1,854)
Total comprehensive income / (loss)	—	—	—	(2,166)	—	8,242	6,076	4,081	10,157

Dividends	—	—	—	—	—	(64)	(64)	(4,798)	(4,862)
Total contribution by and distribution to owners of the parent, recognised directly in Equity	—	—	—	—	—	(64)	(64)	(4,798)	(4,862)

Effects of the capital reorganisation	—	—	—	—	—	—	—	—	—

Other transactions	—	—	24	—	—	(44)	(20)	(55)	(75)
Total transactions with owners of the parent, recognised directly in equity	—	—	24	—	—	(44)	(20)	(55)	(75)

Balance as at 30 September 2019	341	391,856	9,914	(12,738)	(519)	(304,321)	84,533	7,653	92,187

As at 30 September 2019 the share capital comprises of 40,000,000 shares with a nominal value of EUR0.009 each.

The notes on pages 11 to 35 are an integral part of these consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1         Corporate information

Global Blue Group Holding AG (‘the Company’ or ‘Global Blue’) and its subsidiaries (together ‘the Group’) provide technology-enabled transaction processing services for merchants, banks, governments and travellers. The Group has operating subsidiaries around the world.

On 28 August 2020 Global Blue became a publicly traded company on the New York Stock Exchange through a merger with Far Point Acquisition Corporation (NYSE: FPAC), a special purpose acquisition company co-sponsored by the institutional asset manager Third Point LLC and former NYSE President Thomas W. Farley. The new public company trades as Global Blue under ticker symbol “NYSE: GB”.

The Company is a partnership limited by shares incorporated on 10 December 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. Global Blue Group Holding AG is the ultimate parent of the Group.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Directors of the Company on 15 December 2020.

The unaudited condensed consolidated interim financial statements of Global Blue Group Holding AG have been prepared in accordance with International Accounting Standard IAS 34 ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and are presented in thousands of Euros (EURk).

The principal activities of the Group are described in Note 2.

Owners’ structure

Global Blue Group Holding AG is the ultimate holding company for the Group.

NOTE 2         General information about the business

Product offering

The Company serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travellers shopping abroad, driven by multiple macroeconomic tailwinds. The Company offers third-party serviced tax free shopping solutions (“TFSS”) and offers added-value payment solutions (“AVPS”), including dynamic currency conversion. At its core, the Company is a technology platform that serves a network of merchant stores globally through both TFSS and AVPS, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities.

NOTE 3         Basis of preparation and significant accounting policies

Basis of preparation

The Group’s unaudited condensed consolidated interim financial statements for the half-year reporting period ended 30 September 2020 have been prepared in accordance with IAS 34 ‘Interim financial reporting’.

The comparative balances presented in these financial statements are those of Global Blue Group AG, the previous parent of the group, prior to the reorganisation conducted as part of the merger and subsequent listing. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

The primary financial statements are presented in a format consistent with the consolidated financial statements presented in the 2020 Annual Financial Report for Global Blue Group AG under IAS 1 Presentation of Financial Statements, but this interim financial report contains condensed financial statements prepared in accordance with IAS 34, in that it does not include all of the notes that would be required in a complete set of financial statements. This interim financial report must be read in conjunction with the consolidated financial statements for Global Blue Group AG for the year ended 31 March 2020.

The accounting policies are those applied in the annual financial statements, except for income tax and grants.

Taxation

Income tax is recognised based on the best estimate of the weighted average effective annual income tax rate expected for the full financial year. The tax benefit for the period ended 30 September 2020 consisted of tax on losses, withholding taxes and deferred tax movements.

Grants

A government grant is recognised in the income statement when there is reasonable assurance that both:

(a)	the Group will comply with any conditions attached to the grant, and

(b)	the grant will be received in accordance with IAS 20.

Government grants relating to costs are recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Grants received are recognised within Operating Expenses as an offset to the associated costs.

Changes in accounting policy

New and revised standards will be applied in the financial years 2020/21 and beyond. Global Blue’s assessment is that the standards, amendments and interpretation issued and not yet effective for the financial year 2020/21 will not have a significant impact on the condensed consolidated financial statement.

NOTE 4         Significant changes in current reporting period

Information about capital reorganization

As at 28 August 2020, a capital reorganisation took place within the Group. A new holding company - Global Blue Group Holding AG - was incorporated on 10 December 2019 with a share capital of EUR0.093m divided into 10,000,000 shares. This Company became the ultimate parent of the Group. During the reorganization, an additional 181,542,785 shares were issued with the increase of the share premium. Please refer to Note 18 for details.

Information about the business

During the six months ended 30 September 2020, the Company has been able to maintain the level of material merchants or acquirers. Similarly, during the same period, there have been no changes in the list of countries in which the company operates but the company has increased the number of legal units as a direct consequence of the capital reorganisation.

Seasonality

Our TFSS business is subject to predictable seasonality because a significant part of our business serves the leisure segment of the travel industry, which is particularly active during the summer holiday season for Chinese, Russian and US tourists. In addition, during recent years, this has also coincided with post-Ramadan travel by Gulf Cooperation Council shoppers. The second half of Global Blue’s financial year sees upticks in travel and shopping due to specific events that are more dispersed, such as the Chinese National Day (“Golden Week”) in October, Christmas / New Year in December, and Chinese New Year in February.

All in all, this drives a degree of seasonality in our net working capital need, with a greater outflow during the first half of our financial year, which typically is recovered in the second half.

The AVPS business, which serves both seasonal shoppers and regular travellers, is more protected from the seasonal variations driven by traditional holiday periods and as a result does not have a distinct seasonality profile.

Financing

In conjunction with the capital reorganization and merger with FPAC, the Company repaid its historic Long-term debt and Revolving Credit Facility and entered into a new Senior debt and Revolving Credit Facility with maturity date of 28 August 2025. The conditions of the credit facilities are set as Euribor of the period with a floor of 0.00% plus a margin. The starting conditions were 2.00% for the long-term loan and 1.75% to the revolving credit facility and the margins are dependent on Total Net Leverage.

COVID-19

The transaction volumes during the first six months for the TFSS and AVPS business have been heavily impacted by COVID-19. Please refer to Note 19 for details.

NOTE 5         Segment information

The Company has determined the operating segments based on the reports reviewed by the Executive Committee (ExCom) for the purposes of allocating resources and assessing performance of the Group. Management considers the business from a product perspective; the performance of the Tax Free Shopping Technology Solutions (TFSS), and Added-Value Payment Solutions (AVPS) product groups are separately considered.

The ExCom assesses the performance of the operating segments based on the measures of Revenue and Adjusted EBITDA at both a segment level and a group level with the adjusted EBITDA assessed after non-allocated central costs.

The measures used by the ExCom to monitor the performance of the Group’s operating segments do not include all costs in the IFRS consolidated income statement. Marketing, sales, customer service, certain administrative services, depreciation, amortization, impairment income / expense, and net finance costs are not allocated to segments. As a result, the ExCom monitors the development of EBITDA presented in the consolidated management accounts.

The segment information provided to the ExCom for the reportable segments is as follows:

Half year 2020/21
(€ thousands)
	Notes	TFSS	AVPS	Cental costs	Total
Revenue		14,081	5,945	—	20,026
Operating expenses (1)		(14,699)	(3,274)	(21,531)	(39,504)
Adjusted EBITDA		(618)	2,671	(21,531)	(19,478)
Depreciation and amortisation (2)	6				(58,418)
Exceptional items	6				(256,056)
Operating Profit					(333,952)

Half year 2019/20
(€ thousands)
	Notes	TFSS	AVPS	Central costs	Total
Revenue		194,711	32,989	—	227,700
Operating expenses (1)		(73,699)	(14,028)	(38,702)	(126,429)
Adjusted EBITDA		121,012	18,961	(38,702)	101,271
Depreciation and amortisation (2)	6				(54,921)
Exceptional items	6				(9,198)
Operating Profit					37,152

(1)	Operating expenses excluding Depreciation and Amortization and Exceptional items.

Fixed cost amounted to EUR36.3m (EUR79.7m as at September 2019) and variable cost amounted to EUR3.2m (EUR46.7m as at September 2019). Fixed personnel cost amounted to EUR23.1m (EUR51.5m as at September 2019) and fixed non personnel cost amounted to EUR13.1 (EUR28.1m as of September 2019).

(2)	Depreciation and amortisation include amortisation of intangible assets acquired through business combinations.

No measure of assets or liabilities by segment is reported to the ExCom. There are no significant transactions between segments.

Revenue is mainly derived from commissions generated from TFSS and AVPS. A geographical breakdown of revenue by point of sale is provided below:

Half year 2020/21
(€ thousands)

Revenue by geography and by segment	TFSS	AVPS	Total
Europe	11,888	1,854	13,742
Asia Pacific	2,149	4,091	6,240
Rest of the world	44	—	44

Total	14,081	5,945	20,026

Half year 2019/20
(€ thousands)

Revenue by geography and by segment	TFSS	AVPS	Total
Europe	172,681	9,267	181,948
Asia Pacific	20,677	23,719	44,396
Rest of the world	1,353	3	1,356

Total	194,711	32,989	227,700

There is no single external customer which accounts for more than 10% of Global Blue’s revenue, for any of the half year reporting periods presented.

NOTE 6         Profit and loss information

(€ thousands)
Expenses by nature	Half year 2020/21	Half year 2019/20
Employee benefit expense	(31,153)	(64,428)
Depreciation and amortisation	(58,418)	(54,921)
Agent costs	(2,481)	(43,704)
IT costs	(5,232)	(7,410)
Auditors, lawyers and consultants	(3,211)	(10,423)
Advertising and promotion	(628)	(4,762)
Travel, entertainment, office and rental cost	(721)	(3,564)
Other operating expenses	(252,134)	(1,336)

Total	(353,978)	(190,548)

Of which exceptional items	(256,056)	(9,198)

During the half-year period ending 30 September 2020 the Group has benefited from grants in relation to COVID-19 offered by various country’s governments amounting to EUR11.9m (EUR 0.0m as at 30 September 2019). The grants are presented within Operating Expenses in the Income Statement as a reduction of the related expense that they are intended to compensate. There are no unfulfilled conditions or other contingencies related to these grants.

Exceptional items

(€ thousands)
Exceptional items	Half year 2020/21	Half year 2019/20
Business restructuring expenses	(6,987)	(914)
Corporate restructuring expenses	(248,550)	(6,318)
Monitoring fee	(98)	(419)
Impairment	(377)	(115)
Net sales of assets gain/(loss)	(44)	(189)
Share based payments	—	(1,191)
Other exceptional items	—	(52)

Total	(256,056)	(9,198)

Business restructuring expenses

September 2020

Business restructuring expenses correspond to expenses related to workforce reduction in several jurisdictions as a result of COVID -19.

September 2019

Business restructuring expenses correspond to expenses related to replacement of management positions and costs associated with replacing roles, changing of facilities or discontinued operations.

Corporate restructuring expenses

September 2020

Corporate restructuring expenses correspond to charges incurred associated with the capital reorganization and subsequent merger with FPAC. This included a non-cash issuance charge of EUR135.3m which represents the difference in the fair value of equity instruments held by FPAC stockholders over the fair value of identifiable net assets of FPAC, a non-cash share-based revaluation charge of EUR59.7m upon conversion of previously cash-settled plans to equity-settled plans, the write-off of historical unamortized debt costs of EUR8.1m partially offset by EUR3.6m of IFRS 9 conversion unwinding amount, a transaction bonus of EUR6.0m and advisory expenses associated with the transaction of EUR43.0m.

September 2019

Corporate restructuring expenses correspond to legal, consultancy and advisory expenses associated with preparing the Group for an exit by the shareholders of the Group which was underway then.

Depreciation and amortisation

(€ thousands)
Depreciation and amortisation	Half year 2020/21	Half year 2019/20
Depreciation of property, plant and equipment	(10,344)	(10,701)

Amortisation of customer relationships	(36,201)	(35,175)
Amortisation of trademarks	(1,118)	(1,118)
Amortisation of other intangible assets	(10,755)	(7,928)

Amortisation of intangible assets	(48,074)	(44,220)

Total	(58,418)	(54,921)

Of which amortisation of intangible assets acquired through business combinations	(37,249)	(37,219)

Net finance costs

(€ thousands)
Finance income	Half year 2020/21	Half year 2019/20
Interest income on short-term bank deposits	115	233
Foreign exchange gains on financing activities	818	1,801
Foreign exchange gains (1)	1	—
Other finance income	1,079	607

Total finance income	2,013	2,641

Finance costs
Interest expense:
- Bank borrowings (including amortization of capitalized financing fees)	(11,645)	(12,933)
- Lease liabilities interest	(471)	(552)
- Interest expenses on Non-Convertible Preferred Equity Certificates issued to third Parties	(80)	(84)
Foreign exchange losses (1)	(384)	(1,179)
Other finance expenses	(1,206)	(4,082)

Total finance costs	(13,786)	(18,830)

Net finance costs	(11,773)	(16,189)

(1)

Foreign exchange gains and losses arising during the period result from the difference between the value originally recorded and the amount actually paid or received, as well as unrealized gains and losses due to the difference between the original value recorded and the value at the balance sheet date.

Income tax

(€ thousands)
Income tax	Half year 2020/21	Half year 2019/20
Income tax charge	(946)	(18,396)
Adjustment in respect of current income tax of previous years	(927)	(435)
Deferred tax	18,365	9,879

Income tax benefit/(expense) reported in the income statement	16,492	(8,952)
Of which income tax expense related to amortization of acquisition related items	7,500	7,533
Of which tax impact on exceptional items	1,690	1,123
Of which exceptional income tax expense	(925)	(1,058)

Exceptional Income Tax Expenses

Italy

The Italian tax authorities opened a tax audit in February 2016 on Global Blue Italia S.r.l. (“Global Blue Italy”). As a result of settlement procedures initiated in 2018, a formal settlement was reached with the Italian tax authorities in relation to certain matters in April 2019. The settlement covers the findings on license fees and intercompany interest rate for the financial years ended 31 March 2014 and 2015 as well as the finding on withholding tax on license fee for the calendar years 2013 and 2014 for a total amount of EUR3.6m which was paid in April 2019.

Subsequently, Global Blue signed another final settlement with the Italian tax authorities for an amount of EUR10.9m which became legally binding on 3 August 2020. This settlement covers the findings on withholding tax on interests for the calendar years 2013 to 2017 and license fees and intercompany interest rate for the financial years ended 31 March 2016, 2017 and 2018, as well as withholding tax on license fees for calendar years 2015 to 2017. The amount of EUR10.9m is payable in 16 quarterly instalments with a first payment made on 3 August 2020. Discussions with the Italian tax authorities are ongoing with respect to their finding on withholding tax on interests and license fees for the calendar year 2018.

During the financial half-year ended 30 September 2020, the Company booked an additional income tax payable of EUR0.8m related to the settlement above. As a result of the payment of the first instalment and the additional accrual, the income tax payable relating to Italy was EUR13.6m as at 30 September 2020 (EUR13.6m as at 31 March 2020)

Separately, Global Blue Italy received notice of assessment from the tax authorities of the city of Milan with respect to Global Blue Italy’s treatment of certain merchant invoices issued in 2013,2014 and 2015. At this stage the Company has not deemed it necessary to book a provision for this matter.

Germany

Global Blue New Holdings Germany GmbH (“GBNHG”), as controlling entity, and Global Blue Deutschland GmbH (“GBD”), as controlled entity, entered into a profit and loss pooling agreement (hereinafter the “PLPA”) dated 5 October 2000, allowing the pooling of income and losses of both entities for corporate income and trade tax purposes. While the provisions of the PLPA allow the utilization of capital reserves built up at the level of GBD during the term of the PLPA for loss compensation (or for the profit transfer to GBNHG), such provisions, in light of a recent court ruling issued in April 2018, may not be permissible under German law. Even though GBD has not utilized any capital reserves as permitted by the PLPA, there is a risk that the tax authorities might challenge the effectiveness of the PLPA and, as a consequence, deny the profit and loss pooling within the German Global Blue group relating to the financial year 2019 and previous tax periods. Based on the opinion of Global Blue´s advisers, the Company recognised an uncertain tax position of EUR4.0m as at 30 September 2020, including an additional EUR0.2m related to the late interests until 30 September 2020 (EUR3.8m as at 31 March 2020). An amended PLPA, from which the provisions in focus were removed, was registered in December 2019; therefore, the risk described above is only related to historical financial years.

NOTE 7         Earnings per share

(€ thousands)
Earnings per share	Half year 2020/21	Half year 2019/20
(Loss) / Profit from continuing operations attributable to the owners of the parent	(328,157)	8,242
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to ordinary shares	(287,523)	8,242
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to preference shares	(40,634)	—
Number of ordinary shares in issue (thousands)	167,825	40,000
Number of preference shares in issue (thousands)	23,718	—

Basic earnings per share	(1.71)	0.21

Basic earnings per ordinary share	(1.71)	0.21

Basic earnings per preference share	(1.71)	—

(Loss) / Profit from continuing operations attributable to the owners of the parent	(328,157)	8,242
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to ordinary shares	(287,523)	8,242
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to preference shares	(40,634)	—
Diluted number of ordinary shares in issue (thousands)	167,825	40,000
Diluted number of preference shares in issue (thousands)	23,718	—

Diluted earnings per share	(1.71)	0.21

Diluted earnings per ordinary share	(1.71)	0.21

Diluted earnings per preference share	(1.71)	—

Basic

Basic earnings per share are calculated by dividing the profit or loss attributable to owners of parent (i.e. equity shareholders of the Company) by the number of ordinary/preference shares outstanding at the end of the period.

Diluted

Diluted earnings per share are calculated by dividing the profit or loss attributable to owners of the parent by the number of ordinary/preference shares outstanding at the end of the period plus the number of ordinary/preference shares that would be issued on the conversion of all the dilutive potential ordinary/preference shares into ordinary/preference shares. The Company has excluded 23,718 thousand preference shares from the diluted earnings per ordinary share calculation, as the impact of the shares are considered anti-dilutive for the period ending 30 September 2020.

The 30,849,974 outstanding Warrants as at 30 September 2020 are considered as anti-dilutive.

NOTE 8         Property, plant and equipment

(€ thousands)
Accumulated acquisition values	30 Sep 2020	31 Mar 2020
Machinery, equipment and computers	30,599	29,850
Leasehold improvements	5,770	5,511
Right of use asset	58,197	56,758

Total accumulated acquisition values	94,566	92,119

Accumulated depreciation and impairment	30 Sep 2020	31 Mar 2020
Machinery, equipment and computers	(23,174)	(20,966)
Leasehold improvements	(3,682)	(3,449)
Right of use asset	(24,177)	(16,349)

Total accumulated depreciation and impairment	(51,033)	(40,764)

Total Property, plant and equipment	43,533	51,355

NOTE 9         Intangible assets

As at 30 September 2020
(€ thousands)
	Goodwill	Trademarks	Customer relationships	Other int. assets	Software	Total
Opening balance at 1 April 2020	411,538	45,795	666,021	9,240	101,908	1,234,502
Purchases	—	—	952	447	8,578	9,977
Disposals	—	—	—	—	(297)	(297)
Exchange differences	1,412	106	214	116	1,870	3,718

Accumulated acquisition values	412,950	45,901	667,187	9,803	112,059	1,247,900

Opening balance at 1 April 2020	—	(17,150)	(533,549)	(7,277)	(40,425)	(598,401)
Amortisation	—	(1,120)	(36,198)	(390)	(10,363)	(48,071)
Disposals	—	—	—	—	253	253
Exchange differences	—	—	(42)	(49)	(1,225)	(1,316)

Accumulated amortization	—	(18,270)	(569,789)	(7,716)	(51,760)	(647,535)

Opening balance at 1 April 2020	(2,027)	—	—	(498)	(2,574)	(5,099)
Impairment	—	—	—	—	(377)	(377)
Exchange differences	43	—	—	—	—	43

Accumulated impairment	(1,984)	—	—	(498)	(2,951)	(5,433)

Net book value at 30 September 2020	410,966	27,631	97,398	1,589	57,347	594,932

As at 30 September 2019
(€ thousands)
	Goodwill	Trademarks	Customer relationships	Other int. assets	Software	Total
Opening balance at 1 April 2019	413,499	45,941	660,325	7,999	81,024	1,208,788
Purchases	—	—	150	973	11,314	12,437
Disposals	—	—	—	(3)	(305)	(308)
Reclassifications	—	—	—	17	(3)	14
Exchange differences	(220)	(25)	(81)	58	(414)	(682)

Accumulated acquisition values	413,279	45,916	660,394	9,044	91,616	1,220,249

Opening balance at 1 April 2019	—	(14,913)	(462,288)	(6,166)	(25,641)	(509,008)
Amortisation	—	(1,120)	(35,170)	(549)	(7,376)	(44,215)
Disposals	—	—	—	2	44	46
Adjustments due to changes in accounting policies	—	—	(2)	—	—	(2)
Exchange differences	—	—	10	(42)	228	196

Accumulated amortization	—	(16,033)	(497,450)	(6,755)	(32,745)	(552,983)

Opening balance at 1 April 2019	(2,109)	—	—	(498)	(1,551)	(4,158)
Impairment	—	—	—	—	(115)	(115)
Exchange differences	6	—	—	—	—	6

Accumulated impairment	(2,103)	—	—	(498)	(1,666)	(4,267)

Net book value at 30 September 2019	411,176	29,883	162,944	1,791	57,205	662,999

Goodwill

Management reviews the business performance based on a product perspective. TFSS and AVPS have been identified as the main product groups and the Group’s operating segments. Goodwill is monitored by management at the operating segment level. The following is a summary of goodwill allocation for each operating segment:

(€ thousands)
Goodwill	30 Sep 2020	31 Mar 2020
TFSS	360,311	360,311
AVPS	50,655	49,200

Total	410,966	409,511

The recoverable amount of all Cash Generating Units (CGU) has been determined based on value-in-use calculations. These calculations utilized in the goodwill impairment analysis, as at 31 March 2020, use pre-tax cash flow projections based on management’s current view, including an assessment of the impact of COVID-19 on the Company’s industry. The ultimate impact of COVID-19 on the Company cannot be accurately and reasonably quantified at this time.

Management assessed whether there were any additional indicators for impairment of CGU’s during the half-year period ended 30 September 2020. The Company notes that, while significant declines in revenue have occurred subsequent to 31 March 2020, the Company had already estimated, in its impairment testing, a decline for the financial year ending 31 March 2021 of 90% as compared to prior year. Additionally, actual cash outflows incurred by the Company have been meaningfully lower than what was estimated in the analysis performed as at 31 March 2020. The potential impact on the abolition of the Tax Free Shopping scheme in UK (refer to Note 20), while decreasing the revenue the company is expected to generate, is not expected to have any impact on the result of the sensitivity analysis. The assessment performed at March 2020 is still considered valid and management did not consider there to be any further impairment indicators which would require an updated impairment test to be performed as at 30 September 2020.

NOTE 10         Loans and borrowings

(€ thousands)
Interest-bearing loans and borrowings from credit institutions	30 Sep 2020	31 Mar 2020
Long-term financing - Term senior debt	—	634,267
Long-term financing - Senior debt facility	630,000	—
Capitalized financing fees	(8,251)	(9,672)
Short-term financing - Revolving Credit Facility (RCF)	99,000	—
Other bank overdraft	68	1,081

Total	720,817	625,676

Short-term portion	99,068	1,081
Long-term portion	621,749	624,595

Total	720,817	625,676

(€ thousands)
	30 Sep 2020			31 Mar 2020
	Carrying value	Fair value	Effective interest	Carrying value	Fair value	Effective interest
Senior term debt	—	—	n.a.	625,507	613,220	n.a.
Senior debt facility	621,749	621,887	2.35%	—	—	3.61%
Capitalized financing fees - RCF	—	—	n.a.	(912)	(912)	n.a.

Total non-current	621,749	621,887		624,595	612,308

Short-term financing - Revolving Credit Facility (RCF)	99,000	99,000	n.a.	—	—	n.a.
Other bank overdraft	68	68	n.a.	1,081	1,081	n.a.

Total current	99,068	99,068		1,081	1,081

Total	720,817	720,955		625,676	613,389

The fair value of Senior term debt has been estimated by discounting future cash flows using the effective interest rate of the Senior term loan as at inception, on 28 August 2020. The fair value has been measured using observable inputs (level 2) in line with the fair value hierarchy.

The effective interest rate of the Senior term debt comprises the amortisation of debt costs, and the nominal interest rate of the debt, being 2.354% (margin included) as at 30 September 2020.

Financing

On 28 August 2020, the old Senior term debt and RCF were fully repaid, and the associated liabilities extinguished, consisting of EUR8.1m of unamortized debt cost partially offset by EUR3.6m of IFRS 9 conversion unwinding amounts.

The new Senior term debt comprises of a term loan of EUR630.0m, fully drawn since inception and a RCF of EUR100.0m which was drawn in cash for EUR99.0m. The proceeds from the term loan under the new Senior debt facility was used to fully repay the term loan and amounts outstanding under the RCF under the previous SFA.

The new Senior term debt has a maturity date of 28 August 2025. The interest conditions of the credit facilities are set as Euribor of the period with a floor of 0.00% plus a margin. The interest conditions at inception were 2.00% for the new Senior term debt and 1.75% to the revolving credit facility, both including the respective margins. The margins are dependent on Total Net Leverage as per below table:

Total Net Leverage	Term Loan	Revolving Credit Facility
> 4.00x	2.75%	2.50%
≤ 4.00x > 3.50X	2.25%	2.00%
≤ 3.50x > 3.00x	2.00%	1.75%
≤ 3.00x > 2.50x	1.75%	1.50%
≤ 2.50x > 2.00x	1.50%	1.25%
≤ 2.00x > 1.50x	1.25%	1.00%
≤ 1.50x	1.00%	0.75%

The financial covenant associated with the new senior term debt is based on a level of Total Net Leverage and will be tested semi-annually, with the first test date being 30 September 2021. For purposes of the 30 September 2021 test, the Company will be required to have a Total Net Leverage Ratio lower than 5.0x. Based on management’s current projections, the Company is anticipating that it could be in breach of this covenant when required to report for the period ended 30 September 2021 and plans to engage in discussions with lenders in the near term.

Security

First-ranking security will be provided in favour of the lenders under the new SFA by the end of the calendar year 2020. This security will include pledges on the assets of material subsidiaries of the Company at the time of the implementation of the transaction security, to the extent legally permitted and operationally practical. All debt being issued under the SFA ranks pari-passu.

Bank overdrafts

Local credit facilities are available in certain jurisdictions and the facilities as per the end of the period ending 30 September 2020 are limited to EUR21.2m (EUR21.4m as of 31 March 2020). None of these local overdraft facilities were committed in nature.

Revolving Credit FacilitiesThe total drawings under the new RCF as at the end of the period ending 30 September 2020 were EUR99.2m (EUR0.9m under the old RCF as of 31 March 2020). This consists of EUR99.0m of cash drawings, which was drawn as a precautionary measure and €0.2m of non-cash guarantees issued for commercial and financial reasons. This leaves the Group with EUR0.8m (EUR79.1m as of 31 March 2020) undrawn capacity. The RCF capacity does not qualify as cash and cash equivalents.

Supplemental Liquidity Facility

In connection with the closing of the merger and listing, certain pre-transaction shareholders put in place a USD75m Supplemental Liquidity Facility. The shareholders who are lenders under the Supplemental Liquidity Facility have retained, and not distributed to their investors, transaction proceeds to provide funding for loans they may be required to make to the Group under this commitment. This Facility would be available for 18-months and have a two-year maturity once drawn with a 2.75% interest expense. The Company, subject to the approval of the Group’s Board of Directors, will have the ability to draw upon the facility to (i) use as an EBITDA cure should there be a covenant breach or (ii) fund liquidity needs.

As at 30 September 2020, no amount from the above mentioned facility has been drawn.

NOTE 11        Share-based Payment and Non-Convertible Equity Certificates

Share-based payment obligation

30 September 2020

As at 28 August 2020, as part of the Group capital reorganization and merger with FPAC, the Management Equity Plan (MEP) ceased to exist. Instead, management received loan notes in Global Blue Investment and Co S.C.A. in exchange for all of their previously held shares. These loan notes were contributed through the chain of holding companies, until management ultimately received shares in Global Blue Group A.G, the previous parent of the Group. The shares were fully vested and were revalued according to IFRS 2 upon the capital reorganization, resulting in a non-cash revaluation charge of EUR 58.7M. At which point, a portion of the shares were sold for cash and the rest remained, reflecting management’s direct ownership in Global Blue Group Holding AG, and were reclassified into equity upon conversion from a cash-settled plan to an equity-settled plan. The movement in the share-based payment liability during the period is reflected below:

(€ thousands)
SBP	30 Sep 2020
Opening balance as at 1 April	7,396
Valuation up to 27 August	974

SBP value as at 27 August	8,370

Expense recognized in the profit and loss upon capital reorganization	58,744

SBP value as at 28 August	67,114

Cash settlements upon reorganization	(29,333)
Conversion upon reorganization of remaining SBP liability to equity at FV	(37,781)

Closing balance as at 30 September 2020	(0)

30 September 2019

The first level management (“Executive Committee”) and selected first and second level management (“Senior Management”) of the Group were offered to participate in management share plans, allowing the members of these plans to invest in the equity of the Group. The Executive Committee were offered to invest into Global Blue Management and Co S.C.A. The senior managers were offered to invest through the Global Blue Equity Plan Employee Trust (‘the Trust’). Under both plans, the price paid for the shares equaled the grant date fair value of the share. The managers’ share plans were fully vested and were cash-settled share-based payment arrangements in the scope of IFRS 2 “Share-based payment” due to the terms and conditions of the plan.

NC-PECs

30 September 2020

As at 28 August 2020, as part of the Group capital reorganization and merger with FPAC, the NC-PECs ceased to exist. Instead, management received loan notes in Global Blue Investment and Co S.C.A. in exchange for all of their NC-PECs. These loan notes were contributed through the chain of holding companies, until management ultimately received shares in Global Blue Group A.G, the previous parent of the Group. The NC-PECs were liability classified as they were cash-settled. Immediately prior to conversion into shares of the Company, the NC-PEC’s were revalued according to IFRS 2 as at the conversion date and reclassified in equity upon conversion from a cash-settled plan to an equity-settled plan.

Refer to Note 18 for further details.

30 September 2019

The Non-Convertible Equity Certificates (“NC-PECs”) were part of the management investment and incentive plan put in place during the 2012 LBO.

The Company’s indirect subsidiary Global Blue Management & Co S.C.A. issued on 1 August 2012 Non- Convertible Preferred Equity Certificates (“NC-PECs”) with a par value of EUR1.00 and a maximum amount of EUR500m. As at 30 September 2019, the nominal value of NC-PECS, including accrued interest, was EUR1.8m.

The NC-PECs bear interest with a rate of 10% per annum calculated on the par value of the NC-PECs outstanding and the accrued and unpaid yield of prior periods. The mandatory redemption date of the NC-PECs is 26 July 2061. At any time, Global Blue Management & Co S.C.A. may repurchase any or all of the NC-PECs at a repurchase price, which is equal to the par value of each NC-PEC plus accrued but unpaid yield on such NC-PEC for the NC-PECs repurchased.

The NC-PECs rank prior to all subordinated securities (current and future), but the NC-PECs shall be subordinated to all other creditors of the previous ultimate parent of the Group (current and future).

The movement in the NC-PECs liability is reflected below:

(€ thousands)
NC-PECs	30 Sep 2020	30 Sep 2019
Nominal value including accrued interest on NC-PECs issued at the beginning of the period	1,920	1,750
Mark-to-market fair value charge	(138)	—
Accrued interests on NC-PECs	78	89
Transfer to equity	(1,861)	—

Total value of NC-PECs direct investment	—	1,839

Value at the beginning of the year	2,971	2,744
Accrued interest	121	156
Derecognition of residual amout to profit and loss	(101)	—
Transfer to equity	(2,990)

Interest bearing obligations towards senior management of Global Blue Group	—	2,900

Total value of NC-PECs including accrued interest	—	4,739

(Thousand of units)
NC-PECs	30 Sep 2020	30 Sep 2019
NC-PECs issued at the beginning of the year	927	927
Issuance of NC-PECs	—	—
Transfer of NC-PECs to equity	(927)	—

Number of NC-PECs issued	—	927

The fair value of the NC-PECs as of 30 September 2019 approximates its carrying value.

The liability towards senior management of the Group of EUR2.9m as of 30 September 2019 relates to obligation of the Global Blue Management Equity Plan (MEP related to the 2012 LBO). The fair value of the interest-bearing liability towards senior management of Global Blue Group is assessed to be equal to the carrying value. The applicable interest rate of the instrument equals 10% per annum and computed on a 365-/366-day year basis and the actual number of days elapsed.

NOTE 12        Provisions for other liabilities and charges

(€ thousands)
Legal claims	30 Sep 2020	30 Sep 2019
Opening balance at 1 April	2,235	1,746
Additional provisions	13	303
Translation differences for the financial year	(9)	5

Closing balance at 30 September	2,239	2,054

Non-current	2,239	2,054

Total Provisions	2,239	2,054

The amounts represent provisions for certain legal claims brought against the Group. The provision charge is recognized in the Income Statement within “Operating expenses” and in “Net finance costs”.

NOTE 13        Related party transactions

Global Blue Group Holding AG is a publicly listed company, where the largest shareholders are funds managed by Silver Lake Partners and Partners Group.

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

The related party transactions as at 30 September 2020 are as follows:

Remuneration to key management personnel

The remuneration to the board of directors and the Executive Committee members, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures.

(€ thousands)
Remuneration to key management personnel	Half year 2020/21	Half year 2019/20
Short-term employee benefits	2,846	2,361
Post-employment benefits	196	189

Total	3,042	2,550

Purchase of services from related parties

Silver Lake Partners and Partners Group charged a monitoring fee to the Group (EUR0.09m for the first half of 2020/21). The Group also reimburses Silver Lake Partners and Partners Group for out of pocket expenses, financial advisors, legal counsel, and other costs related to the Group.

(€ thousands)
Purchases of services from related parties	Half year 2020/21	Half year 2019/20
Monitoring fee	63	233
Reimbursements	35	186

Total	98	419

Executive Committee members of Global Blue Group have invested EUR1.9m at 31 March 2020 including accrued interest in NC-PECs (reference is made to Note 11). A further liability of EUR3.0m at 31 March 2020 relates to obligation of the Global Blue Equity Plan Employee Trust towards senior management of the Group (reference is made to Note 11).

(€ thousands)

Liabilities to related parties	30 Sep 2020	31 March 2020
Liabilities to key management personnel:
Pension liability	1,153	868
Share-based payment liability	—	7,396

Closing balance for the period	1,153	8,264

Equity plan after the capital reorganization

As a result of the capital reorganization, the management equity plan was restructured and, as a result, managers own shares directly in the Company. Please refer to Note 11 and Note 14 for further details.

NOTE 14        Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG			Shareholders of Global Blue Group AG
	30 Sep 2020			31 Mar 2020
	Ordinary shares	Preference shares	Total	Ordinary shares
Global Blue Holding LP	—	—	—	40,000,000
Silver Lake and Affiliates (1)	93,879,851	16,107,708	109,987,559	—
Partners Group and Affiliates (2)	38,735,727	6,646,193	45,381,920	—
Ant Group	12,500,000	—	12,500,000	—
Third Point	10,421,052	—	10,421,052	—
GB Directors, Executive Management & Other Employees	9,021,702	964,088	9,985,790	—
Other Shareholders (3)	3,266,464	—	3,266,464	—

Total	167,824,796	23,717,989	191,542,785	40,000,000

(1) - Corresponds to SL Globetrotter L.P.

(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group

(3) - Corresponds to Manulife, former public FPAC shareholders, and certain former employees of FPAC

As at 28 August 2020 a capital reorganisation took place within the Group. A new holding company - Global Blue Group Holding AG - was incorporated in December 2019 and became the ultimate parent of the Group. During the reorganization additional shares were issued with the increase of the share premium. Please refer to Note 18 for details.

Ordinary shares

Holders of these shares are entitled to dividends and are entitled to one vote per share at general meetings of the Company. From FY2025/26 the preferential dividend will have to be first approved before approval of a dividend for ordinary shares to be granted.

Preference shares

Holders of these shares are entitled to dividends and are entitled to one vote per share at general meetings of the Company. In addition, the holders are entitled to preferential dividends beginning in FY2025/26 at a rate of 8% with an increase by 1% each year thereafter.

Given that no Preference Dividend is owed to Series A holders and no Preference Dividend has currently been approved by shareholders, no adjustment has been made to basic earnings per share related to the Series A Preferred Shares.

Put Option

Preference shares can be exchanged 1:1 for Ordinary shares at any time at the Shareholder´s election. The exchange will take place no earlier than 25 days, no later than 65 days after exercise of the put option.

Call Option

The Company can exercise a call option with 20 days’ notice to exchange the Preference shares 1:1 for Ordinary shares.

The call option can only be exercised if (i) the 30 day VWAP of the ordinary shares is at least USD18.00 per share and (ii) no blackout or lockup is in effect.

Redemption

The Company may redeem the Preference shares for cash or Ordinary shares at the Shareholder election following the fifth anniversary of closing or on a change of control (if earlier).

The redemption right can only be exercised if the 30 day VWAP of the Common Shares is at least USD10.00 or the value attributable on such change of control is USD10.00.

Liquidation

Each holder of Preference shares is entitled to a priority share of the liquidation proceeds up to USD10. The remainder is distributed to the holders of the Ordinary shares.

Warrants

As part of the reorganisation and listing, 21,083,307 Public Warrants and 9,766,667 Private Warrants were issued for a total number of warrants (“Warrants”) of 30,849,974 at a fair value of EUR20.2m.

The Warrants were issued in exchange for goods or services provided by FPAC at the date of the merger. The Warrants were accounted for in accordance with IFRS2 as equity settled and were measured at the fair value of the equity instrument granted.

All Warrants are outstanding as of 30 September 2020. The conditions for the Warrants are as listed below:

Public Warrants

Exercisability of Public Warrants

The Public Warrants became exercisable on 30 September 2020 (30 days after the closing). The Public Warrants expire on 31 August 2025 (the fifth anniversary of the closing).

Exercise Price

The Private Warrants represent the right to purchase one the Company share at a price of USD11.50 per share.

Adjustment

The exercise price and the number of the Company shares issuable on exercise of the Public Warrants will be adjusted in certain circumstances, including in the event of a share dividend, extraordinary dividend or the Company’s recapitalization, reorganization, merger or consolidation.

Fractional Shares

No fractional shares will be issued upon exercise of the Public Warrants (rounding shall be down to the nearest whole number of the Company Shares).

Redemption

By contrast, the Company may call the Public Warrants for redemption in certain circumstances where the closing price of the shares equals or exceeds USD18.00. The Company may only call Public warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder.

If the Company calls the Public Warrants for redemption as described above, it will have the option to require any holder that wishes to exercise its Public Warrant prior to such redemption to do so on a “cashless basis.”

Other

The Public Warrants may be amended with the approval of at least 50% of the then outstanding Public Warrants to make any other change that adversely affects the interests of the Warrant holders.

The Warrant holders do not have the rights or privileges of holders of the Company´s shares or any voting rights until they exercise their Public Warrants and receive the Company´s shares.

Private Warrants

Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants that become the Company Warrants described above, including as to exercise price, exercisability and exercise period, and adjustment. However, the Private warrants will not be redeemable and may be exercised on a cashless basis.

The Private Warrants are transferable (and have been transferable since they became exercisable on 30 September 2020). Open Market Trades, Block Trades or Public Offerings of Private Warrants shall be carried out pursuant to the registration statement that has been declared effective by the SEC, together with any required supplementary disclosure or prospectus at the time.

NOTE 15        Leases

Amounts recognised in the balance sheet are the following:

(€ thousands)

Right of use asset	30 Sep 2020	31 Mar 2020
Offices	14,421	16,252
Refund points	11,675	14,889
IT contracts	5,502	6,416
Others	2,422	2,852

Right of use asset	34,020	40,409

(€ thousands)

Movement of Right of use asset	30 Sep 2020	30 Sep 2019
Opening balance at 1 April	40,409	45,078
New contracts and modifications	1,538	6,665
Depreciation	(7,828)	(7,974)
FX effect	(99)	(287)

Closing balance at 30 September	34,020	43,482

(€ thousands)

Lease liability	30 Sep 2020	31 Mar 2020
Short-term	13,052	14,001
Long-term	22,968	27,750

Total Lease liability	36,020	41,751

(€ thousands)

Movement of Lease liability	30 Sep 2020	30 Sep 2019
Opening balance at 1 April	41,751	46,133
New contracts and modifications	1,081	6,806
Cash outflow	(7,808)	(8,059)
Interest	466	552
FX effect	530	(27)

Closing balance at 30 September	36,020	45,405

(€ thousands)
Contractual maturities of financial liability at 30 September 2020	Less than 2 years	Between 2 years and 5 years	More than 5 years
Lease liability	22,974	12,079	967

(€ thousands)
Contractual maturities of financial liability at 31 March 2020	Less than 2 years	Between 2 years and 5 years	More than 5 years
Lease liability	25,315	14,672	1,764

Amounts recognised in the income statement are the following:

(€ thousands)
Depreciation charge of the right of use asset	Half year 2020/21	Half year 2019/20
Offices	2,287	2,303
Refund points	3,632	4,013
IT contracts	1,165	926
Others	744	732

Total Depreciation charge of right of use asset	7,828	7,974

(€ thousands)
Interest expense	Half year 2020/21	Half year 2019/20
Interest expense (included in finance cost)	467	552

(€ thousands)
Other lease related (gains) / expenses	Half year 2020/21	Half year 2019/20
Expense relating to short-term leases (included in Operating expenses)	329	1,366
Expense relating to leases of low-value assets that are not short-term leases (included in Operating expenses)	6	36
(Gain) / Expense relating to variable lease payments not included in lease liabilities (included in Other expenses)	(1,028)	4,191

Total Other lease related (gains) / expenses	(693)	5,593

The table “Other lease-related (gains) / expenses” includes expenses from the lease contracts that are not qualified as Right of Use assets according to IFRS 16.

NOTE 16        Interest in associates and joint venture

The Group has the following investment in associates and joint ventures as at 30 September 2020:

(€ thousands)
Name of the entity	Country of incorporation	% of ownership interest	Nature of relationship	Measurement method	Amount
Europass S.A.S.	France	27.24%	Joint venture	Equity method	2,892
Visitoslo AS	Norway	1.55%	Associate	At cost	3
Cash Paris Tax Refund	France	60.00%	Joint venture	Equity method	—

Total					2,895

The Group has the following investment in associates and joint ventures as at 31 March 2020:

(€ thousands)
Name of the entity	Country of incorporation	% of ownership interest	Nature of relationship	Measurement method	Amount
Europass S.A.S.	France	27.24%	Joint venture	Equity method	2,892
Visitoslo AS	Norway	1.55%	Associate	At cost	3
Cash Paris Tax Refund	France	60.00%	Joint venture	Equity method	—

Total					2,895

Europass S.A.S.

Europass S.A.S. is a French-based company involved in the TFSS business.

Cash Paris Tax Refund

Cash Paris Tax Refund is a joint venture involved in the TFSS business, specifically focused on the customer refund journey, in France. The Group’s interest in Cash Paris Tax Refund is accounted for using the equity method in the consolidated financial statements given there is joint control requiring unanimous consent of both parties over the decisions about the relevant activities over the entity.

NOTE 17        Fair value of the Financial assets and liabilities not measured at fair value

In case of the following short-term financial instruments the carrying amount is a reasonable approximation of the fair value:

•	Trade receivables

•	Other current receivables

•	Income tax receivables

•	Prepaid expenses

•	Trade payables

•	Other current liabilities

•	Accrued liabilities

•	Current income tax liabilities

•	Loans and borrowings.

The fair value of the non-current other receivables does not differ significantly from the book value. The major part of the non-current other receivables is related to deposits paid for rental of different facilities.

Non-current loans and borrowings include the Senior term debt of which the fair value is disclosed in Note 10.

NOTE 18        Issued capital and reserves

As at 28 August 2020 a capital reorganisation took place within the Group. A new holding company - Global Blue Group Holding AG - was incorporated on 10 December 2019 with a share capital of EUR0.093m divided into 10,000,000 shares. This Company became the ultimate parent of the Group. During the re-organization, an additional 181,542,785 shares were issued with the increase of the share premium.

	30 Sep 2020			31 Mar 2020
	Ordinary shares	Preference shares	Total	Ordinary shares
Number of shares (authorized and issued)	167,824,796	23,717,989	191,542,785	40,000,000

Total number of shares	167,824,796	23,717,989	191,542,785	40,000,000

(€ thousands)
Issued share capital and share premium	30 Sep 2020			31 Mar 2020
	Ordinary shares	Preference shares	Total	Ordinary shares
Opening balance at 1 April	392,197	—	392,197	392,197
Issue of share capital	259	37	295	—
Share premium contribution	234,976	33,209	268,185	—
Acquisition of treasury shares	(8,812)	(1,246)	(10,058)	—
Effects of the capital reorganisation	801,568	113,283	914,851	—

Closing balance at 30 September	1,420,188	145,282	1,565,470	392,197

The Other reserves within Equity attributable to owners of the parent consist of the following positions:

As at 30 September 2020
(€ thousands)
Other reserves	Foot note	Equity settled shared based payment	Warrants	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Net other reserves

Opening balance at 1 April 2020		—	—	9,914	(19,469)	(2,326)	(11,881)

Currency translation difference		—	—	—	943	—	943

Issuance of share capital Global Blue Group Holding A.G.		—	—	(1,495,526)	—	—	(1,495,526)
Acquisition of treasury shares		—	—	10,058	—	—	10,058
Exchange of Global Blue management loan notes into shares		—	—	507,019	—	—	507,019

Effects of capital reorganization (1)		—	—	(978,448)	—	—	(978,448)

Conversion of shares into equity settled plan		42,632	—	—	—	—	42,632
Issuance costs	(2)	—	20,196	115,113	—	—	135,308
Shares bought back by Global Blue Group A.G.	(6)	—	—	(152,787)	—	—	(152,787)

Total contribution by and distribution to owners of the parent, recognised directly in Equity		42,632	20,196	(37,674)	—	—	25,153

Closing balance at 30 September 2020		42,632	20,196	(1,006,208)	(18,526)	(2,326)	(964,233)

As at 30 September 2019
(€ thousands)
	Notes	Equity settled shared based payment	Warrants	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Net other reserves
Opening balance at 1 April 2019		—	—	9,890	(10,572)	(519)	(1,201)
Currency translation difference		—	—	—	(2,166)	—	(2,166)
Other transactions		—	—	24	—	—	24

Closing balance at 30 September 2019		—	—	9,914	(12,738)	(519)	(3,343)

Movements after the capital reorganisation

Any differences related to the capital reorganisation between the cost of the transaction and the carrying value of the net assets is recorded in other reserves.

The effects of the capital reorganisation are the following:

As at 28 August 2020
(€ thousands)
Effects of capital reorganization	Foot note	Issued capital ordinary shares	Issued capital preferense shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Warrants	Other reserve	Total
Issuance of share capital Global Blue Group Holding A.G.	(1)	1,302	184	1,181,450	166,969	—	—	—	(1,495,526)	(145,621)
Acquisition of treasury shares	(5)	—	—	—		(8,812)	(1,246)	—	10,058	—
Reclassification adjustment from Global Blue Group A.G. to Global Blue Group Holding A.G.	(3)	(41)	(6)	(37,508)	(5,301)	—	—	—	42,856	—

Exchange of Global Blue management loan notes into shares		(299)	(42)	(343,335)	(48,521)	—	—	—	464,163	71,965

Effects of capital reorganization		962	136	800,606	113,147	(8,812)	(1,246)	—	(978,448)	(73,655)

SL Globetrotter LP contributed the shares of Global Blue Management GP Sarl to Global Blue Holding LP. The shares of Global Blue Management GP were then further contributed to Global Blue Investment & Co S.C.A. through a series of capital contributions.

(3)As a result of the reorganisation, on 28 August 2020, the MEP ceased to exist. Instead, management received loan notes in Global Blue Investment and Co S.C.A. in exchange for all of their shares and NC-PECs. These loan notes were contributed through the chain of holding companies, until management ultimately received shares in Global Blue Group A.G. At which point, a portion was sold for cash and the rest remained, reflecting management’s direct ownership in Global Blue Group Holding A.G. The new shares owned by Management and the Estera Trust Limited are accounted for as equity-settled instruments under IFRS 2.

(1) SL Globetrotter and Global Blue Holding LP established a new company (“Global Blue Group Holding A.G.”).

The Global Blue Holding Group A.G. established a Swiss subsidiary, Global Blue Group II GmbH, and a United States based subsidiary, US Holdco LLC, which in turn created another United States based subsidiary, US Sub.

(1) (3)SL Globetrotter LP and Global Blue Holding LP and Management contributed part of their shares in Global Blue Group A.G. to Global Blue Group Holding A.G. in exchange for new shares in Global Blue Group Holding A.G. Ant Group and Estera Trust Limited contributed all of their shares in Global Blue Group A.G. to Global Blue Group Holding A.G. in exchange for new shares in Global Blue Group Holding A.G.

(1)Other Cornerstone investors subscribed in cash for new shares in Global Blue Group Holding A.G.

(1)Global Blue Group Holding A.G. acquired some of the shares in Global Blue Group A.G. from the SL Globetrotter LP, Global Blue Holding LP and Management.

(6)Global Blue Group II GmbH and Global Blue Group Holding A.G. acquired the remaining shares in Global Blue Group A.G. from the SL Globetrotter LP and Global Blue Holding LP and Management.

(4)Global Blue Group Holding A.G. contributed its shares in Global Blue Group A.G. to Global Blue Group II GmbH, such that Global Blue Group A.G. became a wholly owned subsidiary of Global Blue Group II GmbH.

(2)The United States company held by the SPAC investors merged with the United States subsidiary held by Global Blue Group Holding A.G. US Sub, with Far Point Acquisition Corporation being the surviving entity.

(2)In consideration for the merger, Global Blue Group Holding A.G. issued shares to the SPAC investors. The SPAC founders received ordinary shares. In addition, the warrant holders in the United States company held by the SPAC investors were exchanged for new warrants in Global Blue Group Holding A.G.

(2)The issuance costs of EUR 135.3m represents the difference between the fair value of the shares issued by Global Blue Group Holding A.G. and the fair value of the identifiable net assets of the United States company held by the SPAC investors. The difference was considered to be a non-cash payment for the service of a stock exchange listing according to IFRS 2.

(1)The issue of share capital Global Blue Group Holding A.G. Reflected in Other reserve as at 30 September 2020 is composed of the following:

As at 30 September 2020
(€ thousands)
Issue of share capital Global Blue Group Holding A.G.	Foot note		Other reserve
Issue of share capital ordinary shares Global Blue Group Holding A.G.	(1)		(1,209)
Issue of share premium ordinary shares Global Blue Group Holding A.G.	(1)		(1,181,450)
Issue of share premium preference shares Global Blue Group Holding A.G.	(1)		(166,969)
Conversion of shares into equity settled plan	(1	) (4)	(42,632)
Issuance costs	(2)		(115,113)
Effect of the merge	(2)		12,031

Issue of share capital Global Blue Group Holding A.G.			(1,495,526)

(5)Treasury shares

(€ thousands)
Acquisition of treasury shares	Number of shares			Value (€ thousands)
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total
Opening balance at 1 April	—	—	—	—	—	—
Acquisition of treasury shares	1,051,569	138,846	1,190,415	(8,812)	(1,246)	(10,058)

Closing balance at 31 March	1,051,569	138,846	1,190,415	(8,812)	(1,246)	(10,058)

Under the 2012 Investment Agreement any unallocated securities would be distributed to all shareholders (Silver Lake, Partners Group and Management Equity Plan participants), proportional to shareholding, on an exit event.

Pursuant to an arrangement and agreement signed in August 2020 and as part of the capital reorganisation, it was agreed that whilst these unallocated securities would be distributed to Silver Lake and Partners Group on the listing, the shares that should have been distributed to the MEP would instead be held by the Trust.

The Trust is consolidated in the financial statements of the Company and the amount of treasury shares are held at the fair value of EUR10.1m and reflected within Other Equity.

The distribution of shares to management is conditional upon and at the discretion of the Global Blue Nomination and Remuneration Committee.

NOTE 19        COVID-19 Considerations

The COVID-19 pandemic and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and recent results of operations and financial condition. Since early March 2020, when government travel restrictions have been generally implemented, international travel and extra-regional shopping sectors have experienced a significant reduction in activity. Global Blue’s Sales-in-Stores (“SiS”) for the half-year ended 30 September 2020 was down 92% relative to the respective period in the prior year. Revenues for the same period and relative to the respective period in the prior year, were also down 91%. Beginning in July, European countries have begun to reopen borders to the majority of the Schengen area and select non-Schengen countries. However, and as a result of a second wave of COVID-19 outbreak cases after the summer, governments reinstated some of the preventive measures leading to a delay in the reopening of the economy. Following the recent news about the success of trials of SARS-COV-2 vaccines and the expectation that an efficient vaccine will be approved by the end of the current calendar year, it is expected that shops will reopen and international travel will resume gradually over time; management therefore anticipates that Global Blue’s performance may improve accordingly.

Global Blue has adopted a wide range of short-term measures to reduce its monthly cash expenditures while still maintaining core internal functions, serving clients who remain active and preserving the ability to ramp-up operations to capture volume rebound. These short-term measures included the following impacts to personnel and non-personnel costs:

Personnel costs:

Depending on the jurisdiction, Global Blue furloughed staff or has reduced working hours and, in parallel, has applied for employee salary support schemes introduced by certain governments. Such schemes allow companies to place employees on paid leave or on reduced working hours, with the difference to an employee’s ordinary salary being partially reimbursed by the respective government. In countries in which no such employee salary support schemes were available, Global Blue required personnel to take (partially paid or unpaid) leave or reduced its workforce. These personnel decisions varied based on function, country, and seniority. In addition, members of senior management agreed to temporary salary cuts.

Non-personnel costs:

Global Blue renegotiated contracts with business partners and reduced local-level third-party employment or advisory services. Global Blue also prohibited any but essential business-related travel, reduced promotional activities and postponed non-strategic new technology expenditures. In addition, where available, Global Blue adhered to any tax holidays provided by relevant governments, allowing the Global Blue group to postpone certain tax payments.

As at 30 September 2020, as a result of these short-term measures, Global Blue H1 19/20 average monthly Fixed Adjusted Operating expenses (Operating expenses excluding exceptional items and depreciation and amortization) of EUR13.3 million were reduced by 54.3% to EUR6.1 million in H1 20/21.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Historically our principal sources of liquidity include cash flow from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities, bank overdraft facilities and the Supplemental Liquidity Facility. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of 12 months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.

Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks and months, respectively, until cash is received. As a result, we experience cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.

In periods of travel disruptions, such as the ongoing COVID-19 pandemic, Global Blue’s cash generation during the first few months increases as a result of (i) a reduction in cash outflow for VAT refunds to international shoppers and (ii) cash inflow from short-dated VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Assuming a longer travel disruption, the cash balance is expected to gradually decrease as a result of (i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, (ii) cash outflows for monthly expenditures and to settle longer-dated merchant payables and (iii) monthly cash expenditures.

Once the COVID-19 pandemic subsides and international travel and global economic activity resumes, Global Blue might experience rapid volume growth (assuming a quick recovery to pre-pandemic levels), which would lead to a temporary surge of its net working capital and liquidity needs. We expect this would be funded through cash and cash equivalents on our statement of financial position and bank overdraft facilities. Historically, Global Blue has regularly drawn its revolving credit facilities, particularly over the summer (being the period with heightened leisure travel and its corresponding tax-free shopping demand) to finance net working capital needs. Such drawings have typically been repaid during the months following increased needs for working capital as Global Blue collects VAT receivables. Given the global and evolving nature of the pandemic and its impact on the international travel and extra-regional shopping sectors, and its impact on consumer spending through any economic recession, the level of our working capital needs for the rest of the financial year ending 31 March 2021 cannot be accurately quantified at this time.

The Company requires and will need significant cash resources to, among others, fund its working capital requirements, make capital expenditures, meet debt service requirements and interest payments under its indebtedness, fund general corporate uses, and, in certain cases, expand its business through acquisitions. Future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. The Company has made no firm commitments with respect to future investments. The Company could be required or could elect to seek additional funding through public or private equity or debt financings, however additional funds may not be available on terms acceptable to the Company, or at all.

As at 30 September 2020, the Company had cash and cash equivalents of EUR 249.9 million, which were predominantly held in euro, which includes a drawn EUR 99.0 million revolving credit facility, which was drawn as a precautionary measure without specific use of the cash proceeds and which is held on the balance sheet. As at 30 September 2020, the Company had EUR 720.8 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR 621.7 million in long-term financing (borrowings of EUR 630.0 million less EUR 8.3 million of capitalized financing fees), EUR 99.0 million drawn on the revolving credit facility and EUR 0.1 million in other bank overdraft facilities. Global Blue has additional liquidity of EUR82.0 million comprising of EUR63.0 million of capacity on a committed Supplemental Liquidity Facility ($75.0 million funded by certain selling shareholders), EUR18.0 million of uncommitted local credit lines and RCF availability of EUR1.0 million.

Global Blue’s trade payables decreased from EUR237.3 million as of 31 March 2020 to EUR 169.1 million as of 30 September 2020 mainly from payment of revenue shares to merchants. Of the remaining 30 September 2020 balance, EUR 63.8 million represents payables to merchants for revenue shares generally subject to those merchants having settled their respective outstanding VAT receivables. In addition, EUR 78.6 million represents a payable related to unsuccessful refunds (i.e., payments to international shoppers that have not been completed successfully and thus the amounts remain unclaimed). As a result of this payable having been accumulated over multiple years and based on past experience, Global Blue does not expect its unsuccessful refunds balance to fluctuate in the coming 12 months in a manner that would be material to its overall liquidity position.

Global Blue’s trade receivables decreased from EUR 141.3 million as of 31 March 2020 to EUR 47.2 million as of 30 September 2020, mainly from collection of VAT receivables from merchants. In the initial months following travel disruptions such as the ongoing COVID-19 pandemic, Global Blue generates cash from collecting near-term VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions.

The Company believes that its cash and cash equivalents, the Supplemental Liquidity Facility and our local credit lines will be sufficient to meet liquidity needs and fund necessary capital expenditure for at least the next 12 months. Given the near-term impacts of the COVID-19 pandemic, and that the exact timing of the revenue recovery to normalcy are based on the uncertainties of the pandemic and related macro effects as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view.

In scenarios wherein the business rebounds within the next 12 months, Global Blue took into account operating income improving but working capital requirements increasing.

NOTE 20        Events after the reporting period

The United Kingdom (UK) has announced the decision to abolish the Tax Free Shopping scheme effective 01 January 2021 which allowed international visitors to the UK to reclaim the VAT pain on goods that were being exported. Despite active lobbying from Global Blue and the industry, Tax Free Shopping scheme will most likely be abolished by 31 December 2020.

Global Blue’s Tax Free Shopping revenues generated in the UK in the financial year ending 31 March 2020 represented 12% of the Group’s revenue.

In tandem, the UK is also leaving the European Custom Union on 01 January 2021, UK residents becoming then eligible for Tax Free Shopping in the European Union.

Zurich, 15th December 2020

Board of Directors:

Christian Lucas	Jacques Stern

Marcel Erni	Joseph Osnoss

Angel Zhao	Eric Meurice

Eric Strutz	Thomas Farley

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for Global Blue Group Holding AG (the “Company” or “Global Blue”) constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

•	currency exchange rate risk, including commercial risk if certain currency zones become less attractive for inbound international shoppers;

•	dependence on international travel;

•	dependence on overall level of consumer spending;

•	the impact of the COVID-19 pandemic on international travel and similar health-related travel disruptions;

•	dependence on the skills, experience and efforts of senior management and key personnel, and negative impact of COVID-19 cost saving measures;

•	sensitivity of net working capital to short-term, month-to-month volume growth, and short-term, temporary surge of net working capital;

•	decrease in VAT rates or changes in VAT or VAT refund policies;

•	changes to regulatory environment, licensing requirements and government agreements;

•	adaptation and enhancement of our existing technology offerings and continued resilience and uptime of underlying technology platform;

•	loss of merchant accounts to our competitors due to the competitive market;

•	disintermediation of TFS processes;

•	price harmonization or convergence between destination markets and home markets;

•	taxation in multiple jurisdictions, which is complex and often requires making subjective determinations subject to scrutiny by, and disagreements with, tax regulators;

•	adverse competition law rulings;

•	integrity, reliability and efficiency of Global Blue’s internal controls and procedures;

•	dependence of TFS business on airport concessions and agreements with agents;

•	risks associated with operating in emerging markets;

•	risks associated with strategic arrangements or investments in joint ventures with third parties;

•	loss through physical disaster, data security breach, computer malfunction or sabotage;

•	reliance of AVPS business on relationships with Acquirers and involvement of card schemes;

•	counterparty risk and credit risk;

•	losses from fraud, theft and employee error;

•	inability to attract, integrate, manage and retain qualified personnel or key employees;

•	complex and stringent data protection and privacy laws and regulations;

•	AML, sanctions and anti-bribery laws and regulation and related compliance costs and third-party risks;

•	risks relating to intellectual property;

•	litigation or investigations involving us, and resulting material settlements, fines or penalties;

•

event of default resulting from failure to comply with covenants or other obligations contained in the Facilities Agreement, and failure to repay or refinance the outstanding debt under the Facilities Agreement when due;

•	reliance on our operating subsidiaries to provide funds necessary to meet our financial obligations, and the constraint on our ability to pay dividends;

•	restrictions imposed on our business by our indebtedness, and the risk that a significant increase in our indebtedness could result in changes to the terms on which credit is extended to us;

•	inability to execute strategic plans due to inability to generate sufficient cash flow;

•	interest rate risks;

•	currency translation and transaction risk;

•	impairment of intangible assets;

•	significant drop in market price of our securities due to future sales of our securities, or the perception of future sales;

•

increase in the number of securities eligible for future resale in the public market and dilution to our shareholders as a result of the Global Blue Warrants becoming exercisable for and Series A Preferred Shares being convertible into ordinary shares;

•	junior ranking of the ordinary shares compared to the Series A Preferred Shares with respect to the payment of dividends and amounts payable in the event of our liquidation;

•	volatility in the trading price of our securities;

•	reports published by analysts, including projections in those reports that differ from our actual results;

•	continued listing of our securities on the NYSE;

•	information permitted to be filed and corporate governance practices permitted to be followed as a result of being a “foreign private issuer” under the rules and regulations of the SEC;

•	limited availability of attractive takeover proposals due to provisions in the Company’s articles of association and Swiss law;

•

inability to remediate material weaknesses in internal control over financial reporting and failure to maintain an effective system of internal controls, and the inability to accurately or timely report our financial condition or results of operations;

•

failure to maintain an effective system of internal control over financial reporting, and loss of securityholder confidence in our financial and other public reporting from inability to accurately report our financial results or prevent fraud;

•

significant decreases or fluctuations in price of our securities from fluctuations in operating results, quarter-to-quarter earnings and other factors, including incidents involving our customers and negative media coverage;

•	lack of development of a market for the Company’s securities;

•	issuance by the Company of additional shares or other securities without shareholder approval;

•	the control by Silver Lake over us, and potential differences in the interests pursued by Silver Lake from the interests of our other securityholders;

•	higher costs as a result of being a public company;

•

requirement for prior consent of or post-closing notification to the Bank of Italy, as well as restrictions and other requirements, for acquiring a direct or indirect substantial stake in our share capital, for so long as Global Blue Currency Choice Italia S.r.l. (“GBCCI”) holds a license from the Bank of Italy;

•

limited ability of securityholders to bring an action against the Company or against its directors or officers or to enforce a judgment against the Company or them, due to the Company’s incorporation in Switzerland, the Company conducting a majority of its operations outside of the United States and the majority of the Company’s directors and officers residing outside the United States;

•	lack of application to the Company of certain protections of Swiss law applicable to Swiss domestic listed companies;

•	status as an “emerging growth company,” and reduced disclosure and governance requirements applicable to emerging growth companies;

•	applicability of Swiss withholding tax to dividend distributions or share repurchases;

•

adverse U.S. federal income tax consequences to a U.S. person from owning at least 10% of the Global Blue Stock (as such term is defined under “Taxation—Material U.S. Federal Income Tax Considerations to U.S. Holders”); and

•

U.S. federal income tax consequences to U.S. Holders (as such term is defined under “Taxation—Material U.S. Federal Income Tax Considerations to U.S. Holders”) of the Global Blue Stock and Global Blue Warrants if the Company is a passive foreign investment company for U.S. federal income tax purposes for any taxable year.

These and other factors are more fully discussed under “Risk Factors” and elsewhere in our Shell Company Report on Form 20-F (“20-F”) filed with the Securities and Exchange Commission on 3 September 2020. These risks could cause actual results to differ materially from those implied by forward-looking statements in this MD&A.

You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this this MD&A, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this this MD&A or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations for Global Blue Group Holding AG should be read in conjunction with our Unaudited Condensed Consolidated Financial Statements as of and for the Six Months ended 30 September 2020 and 2019 (“Interim Financial Statements”) and the audited annual consolidated financial statements (“Annual Financial Statements”), Item 5. Operating And Financial Review And Prospects (“Annual MD&A”) and Item 3.A. Key Information - Selected Financial Data included in our Shell Company Report on Form 20-F (“20-F”) filed with the Securities and Exchange Commission on 3 September 2020. Information contained within the Annual MD&A is not discussed in this MD&A if it remains substantially unchanged.

Global Blue’s condensed consolidated financial statements have been prepared in accordance with IAS 34 and are presented in euro.

Overview

Global Blue serves as a strategic technology and payments partner to merchants, allowing Global Blue to benefit from the long term structural growth of the number of international shoppers, which has been driven by multiple long-term macroeconomic tailwinds. Global Blue established the concept of Tax Free Shopping (TFS) in Sweden in 1980 and has emerged as both a global leader (based on its share of the TFS segment) and a pioneer in technology for TFS. Global Blue also offers Added Value Payments Solutions (AVPS), including Dynamic Currency Conversion (DCC), for which Global Blue is a leading provider. As of 31 March 2020, Global Blue operated across more than 50 countries. For the financial year ended 31 March 2020, Global Blue enabled approximately 29 million international shoppers to claim VAT refunds on international shopping or complete international transactions in their home currency. At its core, Global Blue is a technology platform that serves a network of more than 400,000 merchant stores globally through both TFS and AVPS, facilitating 66 million transactions amounting to EUR 22.9 billion (for the financial year ended 31 March 2020) and delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and tax authorities.

COVID-19

A novel strain of coronavirus (with the resulting illness referred to as COVID-19), that was first identified in China in December 2019 and began to receive widespread international coverage in January 2020, has resulted in governments adopting preventative measures, businesses voluntarily choosing or being mandated to temporarily close their operations and limit business-related travel, and individuals deciding to postpone or cancel leisure travel on an unprecedented scale.

The COVID-19 pandemic and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and recent results of operations and financial condition. Since early March 2020, when government travel restrictions have been generally implemented, international travel and extra-regional shopping sectors have experienced a significant reduction in activity. Global Blue’s SiS for the half-year ended 30 September 2020 was down 92% relative to the respective period in the prior year. Revenues for the same period and relative to the respective period in the prior year, were also down 91%. Beginning in July, European countries began to reopen borders to the majority of the Schengen area and select non-Schengen countries. However, and as a result of a second wave of COVID-19 outbreak cases after the summer, governments reinstated some of the preventive measures leading to a delay in the reopening of the economy. Following the recent news about the success of trials of SARS-COV-2 vaccines and the expectation that an efficient vaccine will be approved by the end of the current calendar year, it is expected that shops will reopen and international travel will resume gradually over time; management therefore anticipates that Global Blue’s performance may improve accordingly.

The discussion of historical performance is presented up to 30 September 2020 and, as a result, reflects the full impact from the COVID-19 pandemic, which started to affect our business from February 2020. However, given the global and evolving nature of the pandemic, its impact on the international travel and extra-regional shopping sectors, and its impact on consumer spending through any economic recession, the ultimate negative impact and the duration of such negative impact on Global Blue’s results of operations cannot be accurately quantified at this time.

Previous contagious disease outbreaks, such as the SARS outbreak in 2003 and MERS in 2015, have historically temporarily curtailed, to varying degrees, international travel, with growth recovering afterwards to pre-pandemic levels, as a result of a normalization of travel demand and longer-term structural macroeconomic growth tailwinds. Although the COVID-19 pandemic is more significant both in scale and the global preventative response thereto than previous contagious disease outbreaks and other previous travel disruptions, other travel disruptions (e.g., natural disasters, terrorist attacks and civil unrest) have negatively impacted Global Blue’s results of operations during the affected period, with the effects subsiding and reversing after the disruptions and their related effects end. Notwithstanding the foregoing, given the global and evolving nature of the pandemic, Global Blue cannot predict when the impacts of the pandemic will subside or how quickly thereafter international travel, consumer spending, and demand for tax-free shopping and Global Blue services will return to pre-pandemic levels.

As a consequence, Global Blue has adopted a wide range of short-term measures to reduce its monthly cash expenditures while still maintaining core internal functions, serving clients who remain active and preserving the ability to ramp-up operations to capture volume rebound. These short-term measures included the following impacts to personnel and non-personnel costs which are continuing:

•

Personnel costs: Depending on the jurisdiction, Global Blue furloughed staff or has reduced working hours and, in parallel, has applied for employee salary support schemes introduced by certain governments. Such schemes allow companies to place employees on paid leave or on reduced working hours, with the difference to an employee’s ordinary salary being partially reimbursed by the respective government. In countries in which no such employee salary support schemes were available, Global Blue required personnel to take (partially paid or unpaid) leave or reduced its workforce. These personnel decisions varied based on function, country, and seniority. In addition, members of senior management agreed to temporary salary cuts.

•

Non-personnel costs: Global Blue renegotiated contracts with business partners and reduced local-level third-party employment or advisory services. Global Blue also prohibited any but essential business-related travel, reduced promotional activities and postponed non-strategic new technology expenditures. In addition, where available, Global Blue adhered to any tax holidays provided by relevant governments, allowing the Global Blue group to postpone certain tax payments.

As at 30 September 2020, as a result of these short-term measures, Global Blue’s average monthly Fixed Adjusted Operating expenses (Operating expenses excluding exceptional items and depreciation and amortization) of EUR 13.3 million for the six months ended 30 September 2019 were reduced by 54.5% to EUR 6.0 million in the six months ended 30 September 2020.

These short-term measures constituted the first phase of Fixed Adjusted Operating Expenses (excluding exceptional items and depreciation and amortization) reductions. The measures take advantage of various government support schemes, which, in several cases, are expected to expire at a point in time. Accordingly, a portion of the cost savings achieved by these short-term measures will be limited in time, and consequently Global Blue has started implementing the next phase of reductions in Fixed Operating Expenditures, which have started to partially supersede the short-term measures. Global Blue expects these long-term measures to enable the Global Blue group to operate longer-term with a materially lower cost structure at normalized volume levels. As short-term measures become superseded by Global Blue’s long-term measures, Global Blue expects that the EUR 7.2 million average monthly decrease of Fixed Adjusted Operating expenses (excluding exceptional items and depreciation and amortization) savings achieved in connection with the short-term measures (representing an annual run rate of approximately EUR 80 million) will gradually decline to an annual run rate of approximately EUR 50 million in Fixed Adjusted Operating Expenses (excluding exceptional items and depreciation and amortization).

Regulatory Update

The UK has announced the decision to abolish the Tax Free Shopping scheme effective 01 January 2021 which has allowed international visitors in the UK to reclaim the VAT paid on goods being exported. Despite active lobbying from Global Blue and the industry, Tax Free Shopping scheme will most likely be abolished by 31 December 2020.

Global Blue’s Tax Free Shopping revenues generated in the UK in the financial year ending 31 March 2020 represented 12% of the Group’s revenue.

In tandem, the UK is also leaving the European Custom Union on 01 January 2021 which allows for two upsides on the Tax Free business, with the potential to partially mitigate the UK Tax Free Shopping scheme abolition:

•

Shift in shopping behavior destination: according to a survey run on more than 40 thousands International Shoppers around the world between 14 September 2020 and 16 September 2020, a significant proportion of international visitors having shopped in the UK in the past, could decide to redirect their purchases in the EU 27 instead to keep benefiting from the EU Tax Free Shopping scheme. Tourists visit on average 2.6 countries per trip when coming to Europe and are highly price sensitive as they compare the price of the same goods between the visited country and their home country.

•

UK residents becoming eligible for Tax Free Shopping in EU: Global Blue estimates that Tax Free Shopping made by British residents within the EU 27 could have a potential revenue upside of c. +4% of the FY2019/20 Group’s Revenue.

Basis of Presentation

Segment Reporting

Global Blue separates its business into two segments: TFS and AVPS. Accordingly, its financial statements and other reporting information presented in this MD&A show TFS and AVPS as separate reporting segments, as well as describe the business as a whole.

Key Performance Indicators

Global Blue regularly monitors the following key performance indicators to evaluate its business and trends, measure its performance, prepare financial projections and make strategic decisions. None of these key performance indicators are measures of financial performance under IFRS. Nevertheless, Global Blue believes that these key performance indicators provide an important indication of trends in its financial performance. There are limitations inherent in key performance indicators. In analyzing Global Blue’s future performance, investors should consider any key performance indicator together with the presentation of Global Blue’s results of operations and financial condition under IFRS, rather than as an alternative to IFRS financial measures.

The key performance indicators presented below have not been audited or reviewed by any auditor or other expert. The information used to calculate these key performance indicators is partly derived from management information systems. As these key performance indicators are defined by Global Blue’s management, they may not be comparable to similar terms used by other companies, which may limit their usefulness as comparative measures. Where possible, the measures are clearly defined and a reconciliation to IFRS measures is provided. Where adjustments or addbacks are included, it should not be construed as an inference that Global Blue’s future results will be unaffected by any of the adjusted items, or that Global Blue’s projections and estimates will be realized in their entirety or at all.

Sales in Store (SiS)

Total SiS represents the sum of TFS SiS and AVPS SiS, which are:

•	TFS SiS represents the value (including VAT) of the goods purchased by the international shopper.

•	AVPS SiS represents the value (including VAT) of the payments made by the international shopper.

The SiS performance has a direct link to the revenue performance, as detailed below in our results of operations. See “ —Results of Operations” for further details. The following table presents TFS SiS, AVPS SiS and total SiS for the six months ended 30 September 2020 and 2019:

	For the Six Months Ended 30 September
	2020	2019
	(in EUR billions)
TFS SiS	0.5	10.0
AVPS SiS	0.5	2.4

Total SiS	1.0	12.4

TFS SiS

TFS SiS decreased by EUR 9.6 billion, or 95.2%, to EUR 0.5 billion for the six months ended 30 September 2020, from EUR 10.0 billion for the six months ended 30 September 2019. This decrease is attributed to the outbreak of the COVID-19 pandemic, which resulted in governments adopting preventative measures, businesses voluntarily choosing or being mandated to temporarily close their operations and limit business-related travel, and individuals deciding to postpone or cancel leisure travel on an unprecedented scale.

AVPS SiS

AVPS SiS decreased by EUR 1.9 billion, or 79.3% to EUR 0.5 billion, or for the six months ended 30 September 2020, relative to EUR 2.4 billion for the six months ended 30 September 2019 and as noted above, performance significantly declined following the outbreak of the COVID-19 pandemic.

Certain Non-IFRS Financial Measures

Other metrics that our management considers regarding our results of operations are Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Group Share), and Adjusted Effective Tax Rate.

These non-IFRS measures are presented because they are used by management to monitor the underlying performance of Global Blue’s business and operations. In addition, these non-IFRS measures presented herein are measures commonly used in Global Blue’s industry and by analysts and investors as supplemental measures of performance. Additionally, these measures, when used in conjunction with related IFRS financial measures, provide investors with an additional financial analytical framework which management uses, in addition to historical operating results, as a basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing Global Blue and its results. These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. These non-IFRS measures should be read in conjunction with the discussions under “Global Blue’s Management’s Discussion and Analysis of Financial Condition and Results of Operation.” Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented below.

Results of Operations

Comparison of Results of Operations for the six months ended 30 September 2020 and 30 September 2019

The following tables and subsequent discussion summarizes our financial performance and certain operating results for the six months ended 30 September 2020 and 30 September 2019:

	For the Six Months Ended 30 September
	2020	2019
	(in EUR millions)
Income Statement Data:
Total revenue	20.0	227.7
Of which: TFS revenue	14.1	194.7
Of which: AVPS revenue	5.9	33.0
Operating expenses	(354.0)	(190.5)

Operating profit/(Loss)	(334.0)	37.2
Finance income	2.0	2.6
Finance costs	(13.8)	(18.8)

	For the Six Months Ended 30 September
	2020	2019
	(in EUR millions)
Net finance costs	(11.8)	(16.2)

Profit/(Loss) before tax	(345.7)	21.0
Income tax recovery/(expense)	16.5	(9.0)

Profit/(Loss) for the period	(329.2)	12.0

Total revenue

Our total revenue decreased by EUR 207.7 million, or 91.2%, to EUR 20.0 million for the six months ended 30 September 2020, from EUR 227.7 million for the six months ended 30 September 2019, as a result of the EUR 180.6 million decrease in TFS revenue and a EUR 27.0 million decrease in AVPS revenue.

The revenue of our TFS reporting segment decreased by EUR 180.6 million, or 92.8%, to EUR 14.1 million for the six months ended 30 September 2020, from EUR 194.7 million for the six months ended 30 September 2019. As noted above in the TFS SiS section, this decline is due to the unprecedented disruption of the travel and tourism industry due to adverse sanitary conditions.

The revenue of our AVPS reporting segment decreased by EUR 27.0 million, or 82.0%, to EUR 5.9 million for the six months ended 30 September 2020, from EUR 33.0 million for the six months ended 30 September 2019. This decline is broadly in line with the decline of AVPS SIS and attributable to the disruption caused by COVID-19 pandemic.

Operating expenses

The table below provides the key breakdown of the operating expenses:

	For the Six Months Ended 30 September
	2020	2019
	(in EUR millions)
Variable Adjusted Operating expenses	(3.2)	(46.7)
Fixed Adjusted Operating expenses	(36.3)	(79.7)

Operating Adjusted expenses (excluding exceptional items and depreciation and amortization)	(39.5)	(126.4)

Exceptional items	(256.1)	(9.2)
Amortization of intangible assets acquired through business combinations	(37.2)	(37.2)
Other Depreciation and amortization	(21.2)	(17.7)

Depreciation and amortization	(58.4)	(54.9)

Total operating expenses	(354.0)	(190.5)

Adjusted Operating expenses (excluding exceptional items and depreciation and amortization)

Our Adjusted Operating Expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) decreased by EUR 86.9 million, or 68.8%, to EUR 39.5 million for the six months ended 30 September 2020, from EUR 126.4 million for the six months ended 30 September 2019. The decrease is attributable to EUR 43.5 million reduction of Variable Adjusted Operating expenses in line with revenues decline and EUR 43.4 million decline in Fixed Adjusted Operating expenses linked to the short terms measures implemented by the management. See section COVID-19 for further details on the cost savings measures.

Our Variable Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) decreased by EUR 43.5 million, or 93.1%, to EUR 3.2 million for the six months ended 30 September. 2020, from EUR 46.7 million for the six months ended 30 September 2019. This decline is entirely correlated with the decline of the Revenues as noted above.

Our Fixed Adjusted Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization) decreased by EUR 43.4 million, or 54.5%, to EUR 36.3 million for the six months ended 30 September. 2020, from EUR 79.7 million for the six months ended 30 September 2019. As noted above, this decline is the result of the short term measures applied by the management to reduce personnel and non-personnel fixed adjusted operating expenses.

Exceptional items

Our exceptional items were EUR 256.1 million for the six months ended 30 September 2020 (EUR 9.2 million for the six months ended 30 September 2019). These expenses correspond to charges incurred associated with the capital reorganization and subsequent merger with FPAC of EUR 248.6 million (included a non-cash issuance charge of EUR 135.3 million which represents the difference in the fair value of equity instruments held by FPAC stockholders over the fair value of identifiable net assets of FPAC, a non-cash share-based revaluation charge of EUR 59.7 million upon conversion of previously cash-settled plans to equity-settled plans, the write-off of historical capitalized debt refinancing costs EUR 8.1 million and IFRS 9 conversion unwinding credit amount of EUR 3.6 million, a transaction bonus of EUR 6.0 million and advisory expenses associated with the transaction of EUR 43.0 million) and business restructuring expenses of EUR 7.0 million associated with severance and restructuring costs as the Company has begun implementing long-term reductions of Fixed Adjusted Operating Expenditures as short-term measures (government support) started to cease.

Depreciation and amortization

Our depreciation and amortization increased by EUR 3.5 million, or 6.4%, to EUR 58.4 million for the six months ended 30 September 2020, from EUR 54.9 million for six months ended 30 September 2019.

Our amortization of intangible assets acquired through business combinations remains flat at EUR 37.2 million for the six months ended 30 September 2020, same level as for the six months ended 30 September 2019. The amortization of intangible assets acquired through business combinations is consistent year-on-year.

Our other depreciation and amortization increased by EUR 3.5 million, or 19.6%, to EUR 21.2 million for the six months ended 30 September 2020, from EUR 17.7 million for six months ended 30 September 2019. This increase was primarily due to the increased investment in technology in the prior financial years, consistent with the management team’s focus on digital innovation.

Net finance costs

Our net finance costs decreased by EUR 4.4 million, or 27.3%, to EUR 11.8 million for the six months ended 30 September 2020, from EUR 16.2 million for the six months ended 30 September 2019, mainly thanks to a lower leverage leading to better margin.

Income tax expense

Our income tax expense decreased by EUR 25.4 million to an income of EUR 16.5 million for the six months ended 30 September 2020, from an expense of EUR 9.0 million for the six months ended 30 September 2019. The income of EUR 16.5 million in the six months ended 30 September 2020 in mainly attributable to the deferred tax income on amortization of intangible assets acquired through business combinations and on the losses of the period. The expense of EUR 9.0 million in the six months ended 30 September 2019 is attributable to EUR 16.6 million related to the taxable profits and an income of EUR 7.6 million mainly related to deferred income on amortization of intangible assets acquired through business combinations.

Non-IFRS Measures

Adjusted EBITDA

Our Adjusted EBITDA decreased by EUR 120.7 million, to a EUR 19.5 million loss for the six months ended 30 September 2020, from EUR 101.3 million for the six months ended 30 September 2019. This was due to a EUR 207.7 million decrease in revenue, which was partially offset by a EUR 86.9 million decrease in operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization).

	For the Six Months Ended 30 September
	2020	2019
	(in EUR millions)
Operating profit	(334.0)	37.2
Exceptional items	256.1	9.2
Depreciation and amortization	58.4	54.9

Adjusted EBITDA	(19.5)	101.3
Adjusted EBITDA Margin (%)	(n/a )	44.5%

For the six months ended 30 September 2020, Adjusted EBITDA for our TFS and AVPS reporting segments was (EUR 0.6) million and EUR 2.7 million, respectively. Additionally, EUR 21.5 million of unallocated costs, which are kept at the group level are not allocated to our two reporting segments.

Adjusted Net Income/(Loss) (Group Share)

Our Adjusted Net Income/(Loss) (Group Share) decreased by EUR 90.2 million to a EUR 43.1 million loss for the six months ended 30 September 2020, from EUR 47.1 million for the six months ended 30 September 2019, as a result of the preceding movements.

	For the Six Months Ended 30 September
	2020	2019
	(in EUR millions)
Profit/(loss) attributable to owners of the parent	(328.2)	8.2
Exceptional items	256.1	9.2
Amortization of intangible assets acquired through business combinations	37.2	37.2
Tax-effect of above adjustments and exceptional tax items	(8.3)	(7.6)

Adjusted Net Income/(Loss) (Group Share)	(43.1)	47.1

Adjusted Effective Tax Rate

Our Adjusted Effective Tax Rate was 15.7% for the six months ended 30 September 2020, from 24.6% for the six months ended 30 September 2019.

	For the Six Months Ended 30 September
	2020	2019
	(in EUR millions)
(i) Income tax expense	16.5	(9.0)

Tax effect of adjustments	(8.3)	(7.6)
(ii) Adjusted tax expenses	8.2	(16.6)
(iii) Profit/(Loss) before tax	(345.7)	21.0
Exceptional Items	256.1	9.2
Amortization of intangible assets acquired through business combinations	37.2	37.2

(iv) Adjusted Profit/(Loss) before tax	(52.4)	67.4
(i)/(iii) Effective Tax Rate (%)	4.8%	42.7%
(ii)/(iv) Adjusted Effective Tax Rate (%)	15.7%	24.6%

The lower adjusted effective tax rate for the six months ended 30 September 2020 compared to the six months ended 30 September 2019 is mainly driven by less deductible interests linked to thin cap rules in certain countries, consequence of the negative results.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Our principal sources of liquidity include cash flow from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities, bank overdraft facilities and the Supplemental Liquidity Facility. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of 12 months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.

Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks and months, respectively, until cash is received. As a result, we experience cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.

In periods of travel disruptions, such as the ongoing COVID-19 pandemic, Global Blue’s cash generation during the first few months increases as a result of (i) a reduction in cash outflow for VAT refunds to international shoppers and (ii) cash inflow from short-dated VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Assuming a longer travel disruption, the cash balance is expected to gradually decrease as a result of (i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, (ii) cash outflows to settle longer-dated merchant payables and (iii) standard monthly cash expenditures.

Once the COVID-19 pandemic subsides and international travel and global economic activity resumes, Global Blue might experience rapid volume growth (assuming a quick recovery to pre-pandemic levels), which would lead to a temporary surge of its net working capital and liquidity needs. We expect this would be funded through cash and cash equivalents on our statement of financial position, as well as drawings under the revolving credit facilities and bank overdraft facilities. Historically, Global Blue has regularly drawn its revolving credit facilities, particularly over the summer (being the period with heightened leisure travel and its corresponding tax-free shopping demand) to finance net working capital needs. Such drawings have typically been repaid during the months following increased needs for working capital as Global Blue collects VAT receivables. Given the global and evolving nature of the pandemic and its impact on the international travel and extra-regional shopping sectors, and its impact on consumer spending through any economic recession, the level of our working capital needs for at least the next 12 months up to 31 December 2021 cannot be accurately quantified at this time.

The Company requires and will need significant cash resources to, among others, fund its working capital requirements, make capital expenditures, meet debt service requirements and interest payments under its indebtedness, fund general corporate uses, and, in certain cases, expand its business through acquisitions. Future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. The Company has made no firm commitments with respect to future investments. The Company could be required or could elect to seek additional funding through public or private equity or debt financings, however additional funds may not be available on terms acceptable to the Company, or at all.

Upon the capital reorganization and merger with FPAC, Global Blue entered into a new debt agreement which pushed the maturity of its long-term loan and revolving credit facility to 28 August 2025. The covenant will be tested semi-annually, with the first test date being 30 September 2021 at 5.0x net leverage, stepping down progressively to 3.5x by maturity.

The financial covenant associated with the new senior term debt is based on a level of Total Net Leverage. For purposes of the 30 September 2021 test, the Company will be required to have a Total Net Leverage Ratio lower than 5.0x. Based on management’s current projections, the Company is anticipating that it could be in breach of this covenant when required to report for the period ended 30 September 2021 and plans to engage in discussions with lenders in the near term.

As at 30 September 2020, the Company had cash and cash equivalents of EUR 249.9 million, which were predominantly held in Euro, which includes a drawn EUR 99.0 million revolving credit facility, which was drawn as a precautionary measure without specific use of the cash proceeds and which is held on the balance sheet. As at 30 September 2020, the Company had EUR 720.8 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR 621.7 million in long-term financing (borrowings of EUR 630.0 million less EUR 8.3 million of capitalized financing fees), EUR 99.0 million drawn on the revolving credit facility and EUR 0.1 million in other bank overdraft facilities. Global Blue has additional liquidity of EUR 82.0 million comprising of EUR 63.0 million equivalent of capacity on a committed Supplemental Liquidity Facility ($75.0 million funded by certain selling shareholders), EUR 18.0 million of uncommitted local credit lines and RCF availability of EUR 1.0 million.

Global Blue’s trade payables decreased from EUR 237.3 million as of 31 March 2020 to EUR 169.1 million as of 30 September 2020 mainly from payment of revenue shares to merchants. Of the remaining 30 September 2020 balance, EUR 63.8 million represents payables to merchants for revenue shares generally subject to those merchants having settled their respective outstanding VAT receivables. In addition, EUR 78.6 million represents a payable related to unsuccessful refunds (i.e., payments to international shoppers that have not been completed successfully and thus the amounts remain unclaimed). As a result of this payable having been accumulated over multiple years and based on past experience, Global Blue does not expect its unsuccessful refunds balance to fluctuate in the coming 12 months in a manner that would be material to its overall liquidity position.

Global Blue’s trade receivables decreased from EUR 141.3 million as of 31 March 2020 to EUR 47.2 million as of 30 September 2020, mainly from collection of VAT receivables from merchants. In the initial months following travel disruptions such as the ongoing COVID-19 pandemic, Global Blue generates cash from collecting near-term VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions.

The Company believes that its cash and cash equivalents, revolving credit facilities, the Supplemental Liquidity Facility and other bank overdraft facilities and local credit lines will be sufficient to meet liquidity needs and fund necessary capital expenditure for at least the next 12 months. Given the near-term impacts of the COVID-19 pandemic, and that the exact timing of the revenue recovery to normalcy are based on the uncertainties of the pandemic and related macro effects as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view.

In scenarios wherein the low volume environment persists, Global Blue took into account its current run-rate monthly cash expenditure of approximately EUR 10.7 million (adjusted Fixed Operating Expenses EUR 6.1 million, Capital Expenditures EUR 1.8 million, Lease payments EUR 1.2 million and Interest EUR 1.6 million ), as well as the fact that while certain short-term cost savings initiatives are associated with government schemes that have started to expire or will expire over the coming months (unless they are extended), management’s permanent cost-savings will partially offset the expiration of these schemes and therefore keep the monthly expenditures materially below the EUR 19.1 million pre-COVID-19 level.

In scenarios wherein the business rebounds within the next 12 months, Global Blue took into account operating income improving but working capital requirements increasing.

Cash Flow

The following table shows our consolidated cash flows from (used in) operating, investing and financing activities for the periods presented:

	For the Six Months Ended 30 September
	2020	2019
	(in EUR millions)
Net cash from (used in) operating activities	(47.3)	2.7
Net cash used in investing activities	(9.0)	(18.6)
Net cash from (used in) financing activities	83.2	(13.5)
Net foreign exchange differences	(2.3)	(1.2)

Net (decrease)/increase in cash and cash equivalents	24.6	(30.6)
Cash and cash equivalents at the beginning of the period	226.1	104.1
Cash and cash equivalents at the end of the period	249.9	75.1
Net change in bank overdraft facilities	(0.9)	1.6

Net change in cash and cash equivalents at the end of the period	24.6	(30.6)

Cash flow from (used in) operating activities

Net cash from operating activities consists of profit before tax, as adjusted for depreciation and amortization, net financial costs, other non-cash items, net deductible financial income/(costs), income tax paid, interest paid, payment of provisions and changes in net working capital .

Net cash used in operating activities was EUR 47.3 million for the six months ended 30 September 2020 compared to net cash from operating activities of EUR 2.7 million for the six months ended 30 September 2019. The outflow in the six months ended 30 September 2020 was primarily due to an significant decline in profit (see “- COVID-19” above) in the period partially offset by an inflow of net working capital of EUR 25.4 million (see “—Net Working Capital” below). The inflow in the six months ended 30 September 2019 is attributable to the profit generated in the period largely offset by an outflow of working capital of EUR 64.2 million attributable to the pre-COVID high season where typically Global Blue ties in working capital (see “—Net Working Capital” below).

Cash flow used in investing activities

Net cash flow used in investing activities consists of purchases of tangible and intangible assets, acquisitions of subsidiaries (net of cash acquired), as well as acquisitions and divestitures of non-current financial assets.

Net cash used in investing activities was an outflow of EUR 9.0 million in the six months ended 30 September 2020 compared to an outflow of EUR 18.6 million for the six months ended 30 September 2019. The decrease in net cash used in investing activities was notably due to a EUR 3.4 million decrease in capital expenditure, from EUR 14.4 million for the six months ended 30 September 2019 to EUR 11.0 million for the six months ended 30 September 2020, consistent with the management’s team focus on reducing the cash expenditures as a result of COVID-19 adverse conditions.

Cash flow from (used in) financing activities

Net cash from financing activities was an inflow of EUR 83.2 million for the six months ended 30 September 2020 compared to cash flow used in financial activities of EUR 13.5 million for the six months ended 30 September 2019. The inflow for the period ended 30 September 2020 was mainly due to the drawing of the revolving credit facility of EUR 99.0 million partially offset by an outflow of EUR 7.3 million of principal elements of lease payments and EUR 8.4 million of refinancing fees. The outflow for the period ended 30 September 2019 was attributable to EUR 8.1 million of principal elements of lease payments and EUR 4.8 million of dividends paid to non-controlling interests.

Net Working Capital

In Global Blue’s TFS business, its net working capital is driven by the timing of the payments that Global Blue makes to merchants and international shoppers, and the timing of the payments that Global Blue receives from merchants and tax authorities, which makes Global Blue’s net working capital sensitive to short-term, month-to-month volume growth. Unless international shoppers wish to be refunded through a credit card refund or another refund method (such as in-store or downtown refunds), Global Blue typically refunds international shoppers in cash after they have validated their tax-free transaction at customs, but before Global Blue receives the VAT back from the merchants, which typically happens approximately 30 days after the VAT refund is collected. Global Blue typically pays the merchant a percentage of the transaction fee only after having received 100% of the VAT back from the merchant, approximately 100 days afterwards.

When Global Blue experiences rapid month-on-month volume growth, for instance assuming a quick recovery in international travel after the COVID-19 pandemic, this could lead to a short-term, temporary surge of its net working capital to fund the rapid volume increase in VAT refunds. Very large movements in Global Blue’s net working capital position could have a significant effect on its business and financial condition, if Global Blue is unable to finance, internally or externally, the net working capital needs due to the timing impact of when Global Blue refunds the VAT (net of transaction fees) to the international shopper versus when it collects the VAT from the merchants and tax authorities.

Where Global Blue invoices the tax authority directly for the VAT refund, it experiences no credit risk (as the counterparties are governments). Where Global Blue invoices the merchant, however, it is exposed to credit risk for a few days, since it refunds international shoppers first before invoicing the merchant. Nevertheless, given the high-quality credit profile of Global Blue’s portfolio of merchants, the associated credit risk and potential losses have historically been minimal. In addition, due to Global Blue’s simultaneous payables to merchants in relation to the transaction fees, its net exposure to credit risk is further limited.

While revenue does not significantly fluctuate throughout the year, Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the Northern hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital that has built up during the summer. However, as a result of the predictable seasonality of Global Blue’s net working capital, it would expect the year-end position to be broadly neutral, absent any significant change in travel flows.

Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, accrued liabilities and current loans and borrowings. Outlined below is the change in net working capital, as recognized in the cash flow statement.

Global Blue recorded a net working capital inflow of EUR 23.6 million for the six months ended 30 September 2020, compared to an outflow of EUR 64.2 million for the for the six months ended 30 September 2019. This change was primarily due to the reduction in volume witnessed during the six months ended 30 September 2020, as a result of the COVID-19 pandemic. As mentioned above, when the business slows down, there is a cash inflow from short-dated VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions.

Capital Expenditure

Global Blue defines capital expenditure as purchases of property, plant and equipment (such as machinery, equipment and computers) and intangible assets (such as trademarks, customer relationships and software).

Global Blue’s capital expenditure reduced by EUR 3.4 million, or 23.5%, to EUR 11.0 million for the six months ended 30 September 2020 from EUR 14.4 million for the six months ended 30 September 2019. Of the EUR 11.0 million for the six months ended 30 September 2020, EUR 10.0 million (EUR 12.4 million for the six months ended 30 September 2019) related to investments in intangible assets and EUR 1.1 million (EUR 2.0 million for the six months ended 30 September 2019) related to property, plant and equipment.

We have made no firm commitments with respect to our principal future investments.

Indebtedness

The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of 30 September
	2020	2019
	(in EUR millions)
Long-term financing—term senior debt	—	634.3
Long-term financing—senior debt facility	630.0	—
Capitalized financing fees	(8.3)	(9.7)
Revolving Credit Facility	99.0	—
Other bank overdraft	0.1	1.1

Total interest-bearing loans and borrowings	720.8	625.7

On 28 August 2020, the old Senior term debt and RCF were fully repaid, and the associated liabilities extinguished, consisting of EUR 8.1 million of unamortized debt cost partially offset by EUR 3.6 million of IFRS 9 conversion unwinding amounts.

The new Senior term debt is comprised of a term loan of EUR 630.0 million, fully drawn since inception and a RCF of EUR 100.0 million which was drawn for EUR 99 million. The proceeds from the term loan under the new Senior debt facility was used to fully repay the term loan and amounts outstanding under the RCF under the previous SFA.

The new Senior term debt has a maturity date of 28 August 2025. The conditions of the credit facilities are set as Euribor of the period with a floor of 0.00% plus a margin. The starting conditions were 2.00% for the long-term loan and 1.75% to the revolving credit facility and the margins are dependent on Total Net Leverage as per below table:

Total Net Leverage	Term Loan	Revolving Credit Facility
> 4.00x	2.75%	2.50%
≤ 4.00x > 3.50X	2.25%	2.00%
≤ 3.50x > 3.00x	2.00%	1.75%
≤ 3.00x > 2.50x	1.75%	1.50%
≤ 2.50x > 2.00x	1.50%	1.25%
≤ 2.00x > 1.50x	1.25%	1.00%
≤ 1.50x	1.00%	0.75%

The financial covenant associated with the new senior term debt is based on a level of Total Net Leverage. For purposes of the 30 September 2021 test, the Company will be required to have a Total Net Leverage Ratio lower than 5.0x. Based on management’s current projections, the Company is anticipating that it could be in breach of this covenant when required to report for the period ended 30 September 2021 and plans to engage in discussions with lenders in the near term.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Global Blue Group Holding AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Blue Group Holding AG
(Registrant)

Date:	December 15, 2020	By:	/s/ JACQUES STERN
Name: Jacques Stern
Title: CEO